Exhibit 99.2

Management’s discussion and analysis

for the quarter ended June 30, 2026

7	SECOND QUARTER MARKET UPDATE

11	OUR STRATEGY

14	CONSOLIDATED FINANCIAL RESULTS

18	OUTLOOK FOR 2026

23	LIQUIDITY AND CAPITAL RESOURCES

25	FINANCIAL RESULTS BY SEGMENT

30	OUR OPERATIONS - SECOND QUARTER UPDATES

39	QUALIFIED PERSONS

40	NON-IFRS AND NON-GAAP MEASURES

46	ADDITIONAL INFORMATION

This management’s discussion and analysis (MD&A) includes information that will help you understand management’s perspective of our unaudited condensed consolidated interim financial statements and notes for the quarter ended June 30, 2026 (interim financial statements). The information is based on what we knew as of and through July 30, 2026, and updates our first quarter and annual MD&A included in our 2025 annual report.

As you review this MD&A, we encourage you to read our interim financial statements as well as our audited consolidated financial statements and notes for the year ended December 31, 2025, and annual MD&A. You can find more information about Cameco, including our audited consolidated financial statements and our most recent annual information form, on our website at cameco.com, on SEDAR+ at sedarplus.ca or on EDGAR at sec.gov. You should also read our annual information form before making an investment decision about our securities.

The financial information in this MD&A and in our financial statements and notes are prepared according to International Financial Reporting Standards (IFRS), unless otherwise indicated.

Unless we have specified otherwise, all dollar amounts are in Canadian dollars.

Throughout this document, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

Our MD&A includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States (US) securities laws. We refer to them in this MD&A as forward-looking information.

Key things to understand about the forward-looking information in this MD&A:

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It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, forecast, goal, intend, outlook, plan, project, strategy, target, vision, and will (see examples below).

•	It represents our current views and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 4, which may prove to be incorrect.

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Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our most recent annual information form and annual MD&A, which includes a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

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Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by applicable securities laws.

Examples of forward-looking information in this MD&A

•	our expectations regarding 2026 and future uranium supply, demand, contracting, geopolitical issues, and the market, including the discussion under the heading Second quarter market update

•	the discussion under the heading Our strategy, including our view of the market environment and the factors driving a global focus on tripling nuclear power capacity by 2050, the role of nuclear energy in the world’s shift to a low-carbon, climate-resilient economy, our view that nuclear energy can provide power in a carbon-free, reliable and affordable manner; our expectation that our strategy will allow us to increase long-term value and self-manage risk, our intention to explore other emerging market opportunities; the expectation that we will execute our strategy with an emphasis on safety, people and the environment in a manner that reflects our values, and our intention to be transparent with our stakeholders regarding risks and opportunities that may impact our strategic plan and add long-term value

•	the discussion under the heading Strategy in action, including our expectations regarding uranium contracting, product loans and purchases, our contract portfolio and market conditions, and our expectation that we will maintain the financial strength and flexibility necessary to execute our strategy by planning production in coordination with contracting success and market opportunities

•	our expectation that Westinghouse’s performance in the first half of 2026 would be weaker, with stronger performance and higher cash flows expected in the fourth quarter of 2026

•	our expectation that the imposition of tariffs would not materially impact our 2026 financial results

•	the discussion of our expectations relating to our Canada Revenue Agency (CRA) transfer pricing dispute, our confidence that the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014 or the alternate position advanced for tax years 2014 through 2017, or the new reassessing position for 2018 and 2019, and our belief that CRA should return the full amount of cash and security that has been paid or otherwise secured by us
•	the discussion under the heading Outlook for 2026, including our production plan, our expectation of strong financial performance in 2026, including cash flow generation, our expected care and maintenance costs for our tier-two assets, our modified outlook for market purchases, our expectations for sales and deliveries volume in our uranium segment, our cost of sales in our uranium and fuel services segments, and other information in the table under the heading 2026 Financial Outlook, our revenue, adjusted net earnings, and cash flow sensitivity analysis, our price sensitivity analysis for our uranium segment, our expected share of adjusted EBITDA from our equity investment in Westinghouse, Westinghouse’s expected adjusted EBITDA in 2026, our intention to update the table under the heading Expected realized uranium price sensitivity under various spot price assumptions at June 30, 2026 each quarter to reflect deliveries made and changes to our contract portfolio, and our expectation that we will capture greater future upside using market-related pricing mechanisms

•	the discussion under the heading Westinghouse targets for future capital spending, including Westinghouse’s future capital expenditure targets and expected low-enriched uranium plus fuel fabrication investments at Westinghouse’s Columbia Fuel Fabrication facility

•	our expectation that cost increases as a result of conflict in the Middle East will not have a material impact on our 2026 financial results, including our plans to monitor conditions and manage our supply chain to mitigate risk

•	the discussion under the heading Liquidity and capital resources, including our available alternatives to fund future capital requirements, our expectation that our contract portfolio will continue to provide a solid revenue stream, our expectation that the low-cost production from our tier-one assets will generate strong cash flows which will meet our capital requirements during 2026, subject to our ability to source the material required to meet our deliveries as planned, our belief that we have sufficient borrowing capacity, and our other expectations regarding our contract portfolio, including uranium commitment and delivery levels

•	our expectation that our operating and investment activities for the remainder of 2026 will not be constrained by the covenants in our credit agreements

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•	the discussion about the impact of potential disruptions to JV Inkai’s operations, and the expectation that the benefit from JV Inkai’s 2026 financial performance will be realized later in 2027 once the dividend for 2026 from JV Inkai is declared and paid

•	our expectations regarding the establishment of a strategic partnership with Brookfield and the US Government and the associated benefits thereof, including the acceleration of the global deployment of Westinghouse nuclear reactors, and the reinvigoration of supply chains and the nuclear power industrial base

•	our future plans and expectations for our uranium operating properties, including our expectations regarding expected production levels for McArthur River/Key Lake and Cigar Lake, our expectation that temporary operational disruptions will not materially impact our 2026 production guidance, and expected production levels, our purchase allocation, and the potential impact of delays in expected deliveries for JV Inkai

•	the expected care and maintenance costs for our US ISR operations and Rabbit Lake for 2026

•	our future plans and expectations for our fuel services operating sites, including our annual production expectation, and our continued work to achieve and maintain an ongoing production rate which satisfies long-term commitments and the demand for conversion services and our expectation that the relicensing process for the Port Hope conversion facility is underway and on track, with hearings scheduled for the fourth quarter of 2026

•	Westinghouse’s target of keeping future capital expenditures in line with current annual requirements and its expectation that it will generate sufficient free cash flow to sustain its Operating Plant business
•	Westinghouse’s expectation of delevering over time, including by potentially reducing debt on its balance sheet

•	the realization of expected revenue from Westinghouse backlog and new orders as of December 31, 2025 and in future fiscal periods

•	Westinghouse’s pipeline of potential AP1000 deployment opportunities for 91 potential reactors (105GWe) across its global markets

•	our discussion of Westinghouse’s global AP1000 pipeline, including our beliefs regarding Westinghouse’s market share through 2040 and number of units and total capacity for projects in its pipeline

•	the illustrative economic framework for AP1000 reactor deployment, including our expectations for nth-of-a-kind costs and anticipated related time and cost savings

•	the illustrative framework for Westinghouse scope of overnight owners’ costs for AP1000 reactor deployment, including expected project duration

•	the illustrative economic framework AP300 and eVinci reactor deployment, including the estimated cost to finalize design, nuclear construction period, useful life and target annual deployment

•	our expectations with respect to AP300, including targeted first commercial operations in mid- to late-2030s and our expectation that cost will decline over time through learning and experience

Material Risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect, or cost of sales is higher than we expect, for any reason, including changes in market prices, loss of market share to a competitor, trade restrictions, or geopolitical issues

•	we are adversely affected by changes in currency exchange rates, interest rates, royalty rates, tax rates, tariffs or inflation

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our strategies may change, be unsuccessful or have unanticipated consequences, or we may not be able to achieve anticipated operational flexibility and efficiency

•	changing views of governments regarding energy security, national security and/or the pursuit of carbon reduction strategies, or that our view on the role of nuclear power in pursuit of those strategies may prove to be inaccurate

•	our estimates and forecasts prove to be inaccurate, including production, purchases, deliveries, cash flow, revenue, costs, decommissioning, reclamation expenses, or the receipt of future dividends from JV Inkai

•	that we may not realize expected benefits from the Westinghouse acquisition

•	that Westinghouse fails to generate sufficient cash flow to fund its approved annual operating budget or make distributions to the partners
•	the risk that we and Westinghouse may not be able to meet sales commitments for any reason

•	the risk that Westinghouse may not achieve the expected growth in its business

•	the risk to Westinghouse’s business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks

•	the risk that Westinghouse may not be able to implement its business objectives in a manner consistent with its or our environmental, social, governance and other values

•	the risk that Westinghouse’s strategies may change, be unsuccessful, or have unanticipated consequences

•	the risk that Westinghouse may be unsuccessful in respect of its business initiatives

•	the risk that Westinghouse’s estimates of total addressable market and illustrative unit economics do not reflect actual future performance

•	the risk that Westinghouse may fail to comply with nuclear licence and quality assurance requirements at its facilities

•	the risk that Westinghouse may lose protections against liability for nuclear damage, including discontinuation of global nuclear liability regimes and indemnities

•	the risk that increased trade barriers may adversely impact Westinghouse’s business

2026 SECOND QUARTER REPORT 3

•	the risk that Westinghouse may default under its credit facilities, adversely impacting Westinghouse’s ability to fund its ongoing operations and to make distributions

•	the risk that liabilities of Westinghouse may exceed our estimates and the discovery of unknown or undisclosed liabilities

•	the risk that occupational health and safety issues may arise at Westinghouse’s operations

•	the risk that there may be disputes between us and Brookfield Renewable Partners and its institutional partners (collectively, with Brookfield Asset Management, Brookfield) regarding our strategic partnership

•	the risk that we may default under the governance agreement with Brookfield, including the potential loss of some or all of our interest in Westinghouse

•	the risk that we are unable to enforce our legal rights under our agreements, permits or licences

•	disruption or delay in the transportation of our products

•	that we are subject to litigation or arbitration that has an adverse outcome

•	that the courts may accept the same, similar or different positions and arguments advanced by CRA to reach decisions that are adverse to us for other tax years

•	the possibility of a materially different outcome in disputes with CRA for other tax years

•	that CRA or the courts do not agree that the court rulings for the years that have been fully and finally resolved in our favour should apply to subsequent tax years

•	that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured in a timely manner, or at all

•	there are defects in, or challenges to title, to our properties

•	our mineral reserve and resource estimates are not reliable, or there are unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including workforce health and safety or increased regulatory burdens or delays

•	necessary permits or approvals from government authorities cannot be obtained or maintained

•	we are affected by political risks, including unrest in Kazakhstan, and geopolitical events, including the continuing conflict between Russia and Ukraine, or conflict in the Middle East

•	operations are disrupted due to problems with our own or our joint venture partners’ suppliers’ or customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, fires, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, aging infrastructure, or other development and operating risks

•	we are affected by war, terrorism, cyber-attacks, sabotage, blockades, civil unrest, social or political activism, outbreak of illness (such as a pandemic like COVID-19), accident or a deterioration in political support for, or demand for, nuclear energy

•	a major accident at a nuclear power plant
•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	government laws, regulations, policies or decisions that adversely affect us, including tax, tariff and trade laws and sanctions on nuclear fuel exports and imports

•	our uranium suppliers, purchasers or other counterparties fail to fulfil their commitments, including under our purchase commitments or standby product loan facilities

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	our Key Lake mill production plan is delayed or does not succeed for any reason

•	the risk that the planned infrastructure installations and repairs at the Key Lake mill during the extended 2026 maintenance shutdown may not proceed as scheduled, or may encounter unforeseen delays, reducing operational capacity and expected production levels

•	our Cigar Lake development, mining or production plans are delayed or do not succeed for any reason, including as a result of operational challenges affecting the McClean Lake mill

•	JV Inkai’s development, mining or production plans are delayed or do not succeed for any reason, JV Inkai is unable to transport and deliver its production, or JV Inkai is unable to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	our production plan for our Port Hope UF6 conversion facility is delayed, its costs are increased, it does not succeed for any reason, including inflation, the lack of availability of skilled and experienced personnel, aging infrastructure, and the impact of supply chain challenges on the availability of production supplies, or any difficulties are encountered in renewing the current CNSC operating licence which expires in February 2027

•	our expectations relating to care and maintenance costs prove to be inaccurate

•	we are affected by natural phenomena, such as forest fires, floods and earthquakes as well as shifts in temperature, precipitation, and the impact of more frequent severe weather conditions on our operations as a result of climate change

•	natural uranium, UF6, and enriched uranium are no longer excluded from potential tariffs on Canadian energy products, and we and Westinghouse are adversely affected by the imposition of tariffs

•	the Dukovany power plant project does not, or the construction of AP1000 reactors will not, result in the expected financial benefits for Westinghouse

•	that production levels from McArthur River/Key Lake are reduced for any reason including development delays, slower than anticipated ground freezing, lack of access to adequate skilled labour or delayed commissioning of new equipment

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•	the anticipated timing of the strategic partnership between Cameco, Brookfield and the US Government, including any failure to obtain the required governmental clearances or third party consents required to close the strategic partnership or implement the profit sharing mechanism or the imposition of material conditions as a part of obtaining such clearances or consents and any failure of any other conditions to the strategic partnership or the implementation of the profit sharing mechanism

•	the inability of Westinghouse and the US Government to enter into definitive agreements relating to the strategic transaction or to effect their future obligations related to the transactions contemplated by the strategic partnership

•	the potential reliance by the US Government on unconventional funding mechanisms to effect any future commitments to purchase Westinghouse nuclear reactor technology
•	the availability of government funding and support for the transactions contemplated by the strategic partnership, including the ability of the executive branch of the US Government to obtain funding and support via the appropriations process or from other sources

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	following the execution of definitive transaction documents by the parties, the determination by the legislative, judicial or executive branches of the federal or any state government that any future funding commitments or other aspect of the transactions contemplated by the strategic partnership was or is not in compliance with law

•	litigation, Congressional investigations, or investigations by other US or non-US authorities, related to the strategic transaction or otherwise

•	Cameco’s ability to effectively realize the anticipated benefits of the strategic partnership between Cameco, Brookfield and the US Government

Material Assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services, cost of sales, trade restrictions, inflation, and that our uranium suppliers, purchasers, other counterparties to our sales and purchase agreements and standby product loan facilities will honour their commitments

•	our expectations for the nuclear industry, including its growth profile, market conditions, geopolitical issues, and the demand for and supply of uranium

•	our expectation that the continuing conflict between Russia and Ukraine and conflict in the Middle East, will not have a material impact on our 2026 financial results

•	the continuing pursuit of energy, national and climate security strategies by governments and the role of nuclear in the pursuit of those strategies

•	the assumptions discussed under the heading 2026 Financial Outlook, including the assumptions used to prepare the outlook table and assumptions relating to growth in Westinghouse adjusted EBITDA, which include the assumption that work is fulfilled on the timelines and scope expected based on current orders received, and additional work is undertaken based on past trends, as well as assumptions regarding expected new build contracts and contracts with the US Government relating to deployment of new reactors in the United States

•	our expectations regarding spot prices and realized prices for uranium, and other factors discussed under the heading Price sensitivity analysis: uranium segment

•	that the construction of new nuclear power plants and the relicensing of existing nuclear power plants will not be adversely affected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our expected production levels for Cigar Lake, McArthur River/Key Lake, JV Inkai and our fuel services operating sites

•	plans to transport our products succeed, including the shipment of our share of JV Inkai’s production
•	our ability to mitigate adverse consequences of production shortfalls or delays in the shipment of our share of JV Inkai production

•	our cost expectations, including production costs, operating costs, and capital costs

•	our expectations regarding tax payments, tax rates, tariffs, royalty rates, currency exchange rates, interest rates and inflation

•	that in our dispute with CRA, the courts will reach consistent decisions for other tax years that are based upon similar positions and arguments

•	that CRA will not successfully advance different positions and arguments that may lead to different outcomes for other tax years

•	our expectation that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date

•	our decommissioning and reclamation estimates, including the assumptions upon which they are based, are reliable

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	our understanding of the geological, hydrological and other conditions at our uranium properties

•	our McArthur River and Cigar Lake development, mining and production plans succeed

•	our Key Lake mill production plans succeed, and that the planned infrastructure installations and repairs at Key Lake during the extended 2026 maintenance shutdown proceed and are completed as scheduled

•	JV Inkai’s development, mining and production plans succeed, that JV Inkai will be able to deliver its production, and that JV Inkai is able to successfully manage several ongoing risks, including the availability of sulfuric acid, procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs

•	the ability of JV Inkai to pay dividends, and the timing of those payments

2026 SECOND QUARTER REPORT 5

•	our production plan for our Port Hope UF6 conversion facility succeeds without delays or cost increases, including obtaining a timely renewal of our current CNSC operating licence which expires in February 2027

•	that care and maintenance costs will be as expected

•	our and our contractors’ ability to comply with current and future environmental, safety and other regulatory requirements and to obtain and maintain required regulatory approvals

•	neither our operations, nor those of our joint venture partners, suppliers, customers or other counterparties, are significantly disrupted as a result of political instability, sanctions, nationalization, developments in US foreign policy, terrorism, sabotage, blockades, civil unrest, breakdown, environmental factors (including climate change), outbreak of illness (such as a pandemic), governmental, political or regulatory actions, litigation or arbitration proceedings, cyber-attacks, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, health and safety issues, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents, tariffs, aging infrastructure, or other development or operating risks

•	Westinghouse’s ability to generate cash flow and fund its approved annual operating budget and make distributions to the partners

•	our ability to compete for additional business opportunities so as to generate additional revenue for us as a result of the Westinghouse acquisition

•	the success of our plans and strategies related to Westinghouse

•	Westinghouse’s production, purchases, sales, deliveries, and costs

•	the assumptions and discussion set out under the heading Outlook for 2026

•	the market conditions and other factors upon which we have based Westinghouse’s future plans and forecasts

•	Westinghouse’s ability to mitigate adverse consequences of delays in production and construction

•	the success of Westinghouse’s plans and strategies

•	the absence of new and adverse government regulations, policies or decisions

•	that there will not be any significant adverse consequences to Westinghouse’s business resulting from business disruptions, including those relating to supply disruptions, economic or trade policy decisions, political uncertainty and volatility, labour relation issues, and operating risks

•	Westinghouse will comply with the covenants in its credit agreement
•	Westinghouse will comply with nuclear licence and quality assurance requirements at its facilities

•	Westinghouse maintaining protections against liability for nuclear damage, including continuation of global nuclear liability regimes and indemnities

•	that known and unknown liabilities at Westinghouse will not materially exceed our estimates

•	natural uranium, UF6, and enriched uranium will remain excluded from potential tariffs on Canadian energy products, and that we and Westinghouse would not be adversely affected by the imposition of tariffs

•	the financial benefits of the Dukovany power plant project for Westinghouse

•	the extent of the impact of any production delays or reduction in production levels at McArthur River/Key Lake or at Cigar Lake and our ability to manage and offset such production shortfalls and delays

•	that the benefits of the strategic partnership with Brookfield and the US Government will result in the expected benefits for us

•	the success of the Westinghouse nuclear reactor technology and Westinghouse’s ability to construct and commence commercial operations at new large-scale nuclear power plants

•	the ability of Westinghouse and the US Government to enter into definitive agreements to effect their future obligations related to the transactions contemplated by the strategic partnership, including with respect to commitments to purchase Westinghouse nuclear reactor technology and to effect the profit sharing mechanism

•	the availability of government funding and support for the transactions contemplated by the strategic partnership, including any future commitments to purchase Westinghouse nuclear reactor technology

•	the availability of additional or replacement funding for the nuclear reactor projects and operations, if needed

•	Westinghouse’s ability to make distributions to its partners

•	Westinghouse’s ability to mitigate operating risks and any disruptions, delays, trade tensions, conflicts or shortages

•	the assumptions set out under each subheading Illustrative Economics and Assumptions under the heading Westinghouse 2026 Q2 Updates, including assuming customer commitments are successfully concluded, consistency of historical trends in demand and target EBITDA margin, appropriate maintenance and life extension activities, allocation of adequate funding to support completion of designs and no delays that extend construction beyond the expected timeframe

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Second quarter market update

Geopolitical uncertainty, tension in the fossil fuel supply chain, and heightened concerns about energy security, national security, and climate security continue to improve the demand fundamentals for the nuclear power industry, while highlighting the importance of secure and diversified long-term nuclear fuel cycle supplies to support its growth.

In the second quarter of 2026, the average reported long-term uranium price increased to US$95.50, approaching its highest level since 2011 (in 2026 constant dollars), while the uranium spot price ended the quarter at US$85.00. Over the past several years, fuel buyers have continued to focus on securing their long-term requirements for conversion and enrichment services amid uncertain market access and global trade policies, which resulted in higher prices across the fuel cycle. The focus on downstream services delayed a meaningful return to the procurement of the uranium required to feed into those services. However, a similar focus on security of supply is now moving upstream to uranium, evidenced by public requests for proposals from utilities and traditional demand entering the market, alongside inbound requests for direct long-term off-market negotiations. Additionally, several non-utility, non-traditional potential customers in energy intensive sectors and hard-to-abate industries are recognizing the growing long-term nuclear fuel supply deficit and have begun proactively engaging with nuclear fuel providers to better understand procurement practices. As these organizations evaluate nuclear technologies to support their energy needs, they could emerge as a new source of demand in the nuclear fuel market, adding further pressure on future uranium supply.

Some of the more significant developments affecting supply since our first quarter MD&A include:

•	Cameco and Orano reached an agreement to acquire TEPCO Resources’ 5% interest in the Cigar Lake mine. The transaction closed in July, increasing Cameco’s ownership stake to 57.4% and Orano’s to 42.6%.

•	In July, production at the Cigar Lake mine was temporarily suspended for approximately two weeks in response to operational issues at Orano’s McClean Lake mill related to its sulfuric acid plant.

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In June, Badrakh Energy, a joint venture between Orano and Mongolia’s state-owned MonAtom Group, began construction of its Zuuvch Ovoo in-situ recovery (ISR) uranium project in Mongolia. The deposit reportedly contains approximately 192 million pounds U3O8 of indicated and inferred resources and is expected to produce approximately 6.5 million pounds of U3O8 over a 30-year mine life, with a four-year development period.

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Lotus Resources temporarily suspended production at its Kayelekera uranium mine in Malawi following sulfuric acid supply disruptions linked to geopolitical instability in the Middle East, as well as delays in commissioning the project’s on-site acid plant. The company expects to achieve steady-state production later in 2026 following restoration of acid supply and completion of repair work.

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Australia signed an administrative arrangement enabling uranium exports to India for peaceful nuclear energy use, bringing into effect a long-standing bilateral agreement previously delayed by safeguards concerns. The arrangement supports India’s fuel supply diversification as the country pursues its long-term target of expanding nuclear generating capacity to 100 GWe by 2047.

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In April, Orano announced the resumption of operations at its Malvési conversion facility in France following a precautionary three-month outage caused by severe rainfall events in January 2026. The facility converts uranium concentrate into UF4 for further processing to UF6 at Orano’s Tricastin plant.

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Urenco completed its first low-enriched uranium plus (LEU+) production trial at the Capenhurst enrichment facility in the United Kingdom, demonstrating its ability to produce uranium enriched to 7% U-235. Commercial LEU+ deliveries are expected to begin in 2027, supporting higher burnup fuels, advanced reactor technologies, and western fuel supply security.

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In June, Urenco announced plans to expand enrichment capacity at its Urenco USA enrichment facility in New Mexico by 2.1 million SWU, increasing total site capacity to more than 7 million SWU over the next decade. Construction of the new gas centrifuge plant is expected to begin in 2029, with production starting in 2032 and additional cascades being commissioned through 2036, supporting long-term LEU supply for the existing reactor fleet and future advanced reactor fuel requirements.

According to the International Atomic Energy Agency (IAEA), there are currently 438 operable reactors with 417 operating today, and 77 reactors under construction globally. Demand-related developments continue to suggest growing support for the nuclear industry, with 38 countries now pledging to triple their nuclear power capacity by 2050. Many nations are reaffirming their commitment to existing nuclear and/or reversing policies to phase out nuclear energy. Non-nuclear countries are

2026 SECOND QUARTER REPORT 7

emerging as candidates for new nuclear capacity, improvements are being made in global sustainable financing policies to include nuclear energy, and opinion polls indicate improving public support. With reactor capacities being increased (uprates), reactors being saved from early retirement, life extensions to existing reactors being sought and approved, and new reactor construction projects underway with many more planned, demand for uranium fuel continues to improve in the near-, medium-and long-term.

The more significant developments affecting current and future demand since our first quarter MD&A include:

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In South Korea, Korea Hydro & Nuclear Power Co., Ltd. announced that unit 3 at the Saeul nuclear power plant has achieved initial criticality and entered full-scale test operations. The 1,340 MWe APR-1400 is expected to enter commercial operation as early as September 2026.

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In April, Tokyo Electric Power Company Holdings (TEPCO) resumed commercial operation of unit 6 of the Kashiwazaki-Kariwa plant in Japan, marking the first TEPCO-owned reactor to return to service since the Fukushima Daiichi nuclear accident in 2011.

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In April, Czech utility CEZ announced it had started preparatory work to support potential 80-year operating lifetimes for Dukovany units 1–4, followed by similar plans in July for Temelin units 1 and 2, supported by modernization investments and long-term operation programs.

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In June, Switzerland’s parliament backed a government counterproposal that would lift the country’s ban on new nuclear power plants and allow the construction of new reactors. The National Council backed the measure following earlier approval by the Senate, with the proposal expected to face a national referendum.

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In April, the Belgian government and ENGIE, through its Belgian subsidiary Electrabel, announced exclusive negotiations regarding a potential state acquisition of ENGIE’s nuclear activities. The proposed transaction includes the country’s seven reactors, including Doel 4 and Tihange 3, which are slated to remain in operation. Decommissioning and dismantling activities have been suspended pending negotiations.

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In the US, Governor Sherrill signed legislation in April allowing NRC-compliant spent fuel storage technologies to be permitted in New Jersey. The previous requirements effectively prohibited new nuclear projects by relying on an outdated radioactive waste disposal standard that could not be satisfied under the current US spent fuel management framework. In July, Governor Sherrill directed the Board of Public Utilities to seek proposals for at least 1,100 MWe of new nuclear capacity.

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In May, the US Department of Energy (DOE) selected eight companies to receive more than US$94 million in cost-shared funding to support the near-term deployment of advanced light water SMRs in the US. The awards were made under the DOE’s Generation III+ SMR Pathway to Deployment Program and are intended to address licensing, supply chain and site preparation challenges to support reactor deployments in the 2030s.

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Constellation Energy and Walmart Inc. announced a long-term nuclear power purchase agreement (PPA) in June for emissions-free electricity from their Dresden Clean Energy Center in Illinois. Walmart will purchase energy, environmental attributes and capacity under two 15-year term agreements beginning in 2029 and 2030. The PPA covers 176 MWe of wholesale supply, including 30 MWe of expanded generating capacity from planned uprates at Dresden’s two operating BWR units.

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In June, the US DOE announced a conditional commitment of up to US$17.5 billion through its Office of Energy Dominance Financing to support procurement of long-lead components for up to 10 new Westinghouse AP1000® nuclear reactors in the US. The American Nuclear Supply Chain Loans are intended to help rebuild the domestic commercial nuclear supply chain, reduce component costs through bulk procurement and accelerate deployment timelines for large-scale reactors by up to three years, supporting the Trump administration’s executive order to have 10 new large reactors with complete designs under construction by 2030.

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In June, South Carolina state-owned utility Santee Cooper announced that Brookfield Asset Management has until the end of March 2028 to decide whether to move forward with a potential US$2.7 billion acquisition of the two partially completed AP1000 reactors at V.C. Summer. Under the negotiated terms, Santee Cooper would retain up to a 25% ownership interest in the units, providing its customers with access to power from the reactors if they are completed.

•

In July, US senators reached an agreement with the White House to advance the Lindsey O. Graham Sanctioning Russia Act of 2026, a modified version of previously proposed Russia sanctions legislation. The bill would impose sanctions on a range of Russian political, military and commercial entities, establish tariffs of up to 100% on imports from the five largest purchasers of Russian crude oil and natural gas, with the tariff rates to be set by the US Trade Representative, and include additional measures related to Russian uranium imports, subject to presidential waiver authority. The development reflects ongoing efforts to increase economic pressure on Russia and constrain revenues supporting its war in Ukraine.

8 CAMECO CORPORATION

•

Saudi Arabia and the US signed a civil nuclear cooperation agreement (a Section 123 Agreement) in July, establishing the framework for US participation in Saudi Arabia’s planned nuclear energy program, including potential future reactor deployment and uranium fuel-cycle development. The agreement remains subject to US review and approval processes.

•

In June, Natural Resources Canada (NRCan) released Canada’s Nuclear Energy Strategy, a federal plan to expand nuclear power built around four pillars: new nuclear builds in Canada, supporting nuclear exports, increasing uranium and fuel-cycle opportunities, and advancing nuclear innovation. The strategy aims to enable up to 10 new large-scale reactors across Canada, including a goal to have two units under construction by 2035 and five more planned or under development by 2040, while targeting at least one new reactor outside of Ontario and a demonstrated microreactor by 2035. It also includes objectives to strengthen and secure fuel supply chains for all reactors in Canada by 2032, and double uranium exports between 2024 and 2035.

Caution about forward-looking information relating to the nuclear industry

This discussion of our expectations for the nuclear industry, including its growth profile, uranium supply and demand, and reactor growth is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2.

Industry prices at quarter end

	JUN 30	MAR 31	DEC 31	SEP 30	JUN 30	MAR 31
	2026	2026	2025	2025	2025	2025
Uranium (US$/lb U3O8)[1]
Average spot market price	85.00	84.25	81.55	82.63	78.50	64.23
Average long-term price	95.50	91.50	86.50	83.00	80.00	80.00
Fuel services (US$/kgU as UF6)[1]
Average spot market price
North America	64.50	62.50	61.50	63.50	69.00	81.00
Europe	64.50	62.50	61.50	63.50	69.00	81.00
Average long-term price
North America	55.50	55.25	53.63	52.25	50.50	50.00
Europe	55.25	55.00	52.63	51.25	50.00	49.50

Note: the industry does not publish UO2 prices.

[1]	Average of prices reported by TradeTech and UxC

On the spot market, where purchases call for delivery within one year, the volume reported by UxC for the second quarter of 2026 was about 12 million pounds U3O8 equivalent, compared to 16 million pounds U3O8 equivalent over the same period in 2025. As of June 30, 2026, the average reported spot price was US$85.00 per pound U3O8 equivalent, up US$0.75 per pound from the previous quarter and up US$6.50 per pound over the past 12 months.

Long-term contracts generally call for deliveries to begin more than two years after the contract is finalized, and use a number of pricing formulas, including base-escalated prices set at time of contracting and escalated over the term of the contract, and market-related prices (spot and long-term indicators) determined near the time of delivery, which often include floor prices and ceiling prices that are escalated to time of delivery. The volume of long-term contracting reported by UxC, through the first six months to June 30, 2026, totaled about 33 million pounds U3O8 equivalent, up from about 27 million pounds U3O8 equivalent reported over the same period in 2025. Although customers have continued to focus on securing downstream fuel-cycle services amid global macroeconomic and geopolitical uncertainty, concerns about security-of-supply have increasingly driven attention upstream to uranium with requests for proposals from utilities, renewed traditional demand, and growing interest in direct, long-term, off-market negotiations.

The average reported long-term price at the end of the quarter was US$95.50 per pound U3O8 equivalent, up US$4.00 from the previous quarter and up US$15.50 per pound over the past 12 months.

2026 SECOND QUARTER REPORT 9

With consistent demand for western conversion services, pricing in both North America and Europe continues to be strong. At the end of the second quarter, the average reported spot price for conversion was US$64.50 per kilogram uranium (kgU) as UF6, up US$2.00 from the previous quarter. The average long-term UF6 conversion price for North America finished the quarter at US$55.50 per kgU as UF6, up US$0.25 per kgU from the previous quarter.

10 CAMECO CORPORATION

Our strategy

We are a pure-play investment in the growing demand for nuclear energy, focused on taking advantage of the near-, medium- and long-term growth occurring in our industry. We provide nuclear fuel and nuclear power products, services and technologies across the fuel and reactor life cycles, augmented by our investment in Westinghouse, that supports the generation of carbon-free, reliable, secure and affordable energy. Our strategy is set within the context of what we believe is a transitioning market environment. Increasing populations, a growing focus on electrification and decarbonization, and concerns about energy security and affordability are driving a global focus on tripling nuclear power capacity by 2050, which is expected to durably strengthen long-term fundamentals for our industry. Nuclear energy must be a central part of the solution to achieving energy growth and national security objectives, and helping the world shift to a low-carbon, climate resilient economy. It is an option that can provide the necessary power in a carbon-free, reliable and affordable manner.

Our strategy is to capture full-cycle value by:

•	remaining disciplined in our contracting activity by building a balanced portfolio in accordance with our contracting framework;

•	profitably producing from our tier-one assets and aligning our production decisions in all segments of our business with our contract portfolio and customer needs;

•	being financially disciplined to allow us to execute on our strategy, invest in new opportunities that are expected to add long-term value and self-manage risk; and,

•

exploring other emerging opportunities within the nuclear power value chain, which align with our commitment to manage our business responsibly and sustainably, contribute to decarbonization, and help to provide secure and affordable energy.

We expect our strategy will allow us to increase long-term value, and we will execute it with an emphasis on safety, people and the environment.

Our vision – “Powering a secure energy future” – recognizes that we have an important role to play in achieving energy security, national security and climate security. Our uranium and fuel services are used around the world in the generation of safe, reliable, carbon-free, baseload nuclear power, which is crucial to energy security. In times of geopolitical uncertainty, a secure source of nuclear fuel is more important than ever as it also supports national security objectives. Additionally, Cameco supports climate security by enabling the generation of carbon-free nuclear power, helping to reduce greenhouse gas emissions and combat climate change. Cameco’s strategic initiatives aim to expand global nuclear capacity and support the transition to a low-carbon economy.

We believe we have the right strategy to achieve our vision, and we will do so in a manner that reflects our values. For more than 35 years, we have been committed to operating and delivering our products responsibly and profitably. We integrate sustainability principles and practices into every aspect of our business, from our corporate objectives and approach to compensation to our overall corporate strategy, risk management, and day-to-day operations, and they align with our values. We seek to be transparent with our stakeholders, keeping them updated on the risks and opportunities that we believe may have a significant impact on our ability to achieve our strategic plan and add long-term value. We recognize the importance of integrating certain sustainability factors, such as a clean environment, supportive communities and a safe, healthy and rewarding workplace, into our executive compensation strategy as we see success in these areas as critical to the long-term success of the company.

You can read more about our strategy in our 2025 annual MD&A and our approach to sustainability in our 2025 Sustainability Report.

Strategy in action

With the ongoing transition and improvements in the nuclear fuel market, our three-pillar strategy is guiding our disciplined contracting, supply and financial decisions. As a proven and reliable commercial supplier with assets in geopolitically stable jurisdictions across all segments of the nuclear fuel cycle, we continue to be selective in committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long-term contracts, responsibly managing our supply in accordance with our customers’ needs. With our operationally flexible and disciplined approach to supply, we continue to meet our sales commitments through the strategic management of our inventory, which can include production, purchases and material borrowed under product loans. To support the long-term operation of our productive capacity, our contracting is

2026 SECOND QUARTER REPORT 11

focused on maintaining exposure to future improvements in the market while retaining downside protection. Through risk-managed financial discipline, our balance sheet remains strong, and we expect to maintain the financial strength and flexibility necessary to execute on our strategy by planning production in coordination with contracting success and market opportunities.

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Second quarter results included net earnings of $25 million, adjusted net earnings of $77 million, and adjusted EBITDA of $391 million while results for the first six months of the year included net earnings of $156 million, adjusted net earnings of $281 million and adjusted EBITDA of $899 million. Quarterly and first half results were lower than in 2025, primarily due to lower equity earnings from our investment in Westinghouse. In the second quarter of 2025, Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic contributed approximately US$170 million to our share of Westinghouse’s 2025 second quarter revenue and adjusted EBITDA. Our second quarter and year-to-date sales volumes are lower than in 2025 due to normal quarterly variations in deliveries and our lower planned 2026 sales deliveries resulting from our contracting discipline. Our average realized prices continue to improve in both the uranium and fuel services segments as prices from market-related contracts have increased. See Consolidated financial results on page 14 for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of June 30, 2026, we had $1.1 billion in cash and cash equivalents, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility. As previously disclosed, in the second quarter we received US$124 million, net of withholdings, from JV Inkai as a dividend based on 2025 financial performance.

•

Uranium: In our core uranium segment, second quarter earnings before taxes were $170 million and adjusted EBITDA was $252 million compared to $281 million and $352 million, respectively, in 2025, due to our normal quarterly variations in deliveries and our lower planned 2026 sales delivery volumes resulting from our contracting discipline. Earnings before taxes for the first six months of the year were $528 million and adjusted EBITDA was $676 million, compared to $509 million and $641 million in 2025, respectively. See Financial results by segment – Uranium on page 25 for more information.

•

Fuel Services: In our Fuel Services segment, second quarter earnings before taxes were $30 million and adjusted EBITDA was $42 million, compared to $44 million and $57 million in 2025, respectively, mainly as a result of lower sales volumes. Earnings before taxes for the first six months of the year were $75 million while adjusted EBITDA was $97 million, compared to $112 million and $132 million in 2025, respectively. See Financial results by segment – Fuel Services on page 28 for more information.

•

Westinghouse: Westinghouse reported a net loss of $10 million (our share) for the second quarter, down from earnings of $126 million (our share) in the second quarter of 2025. Over the first six months of the year, Westinghouse reported a net loss of $56 million, in comparison to net earnings of $64 million in the same period in 2025. Equity earnings from our investment in Westinghouse were lower than in 2025 due to Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, which resulted in an approximate US$170 million increase in our share of Westinghouse’s 2025 second quarter revenue. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the second quarter of 2026, our share of Westinghouse’s adjusted EBITDA was $163 million, compared to $352 million in the second quarter of 2025, while for the first six months adjusted EBITDA was $284 million, compared to $445 million in 2025. See Financial results by segment – Westinghouse, starting on page 29 for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures. See the information starting on page 40.

OPERATIONAL HIGHLIGHTS

•

Uranium: Total packaged production from McArthur River and Key Lake was 3.3 million pounds of U3O8 (2.3 million pounds our share), while Cigar Lake’s packaged production was 2.9 million pounds of U3O8 (1.6 million pounds our share) for the quarter. We continue to expect to produce between 19.5 to 21.5 million pounds of U3O8 (our share) in 2026 in our uranium segment. The temporary unplanned operational disruptions that occurred at Key Lake and McArthur River during the quarter, and at Cigar Lake subsequent to the quarter, have not changed our production guidance. In April, a new collective agreement with the United Steelworkers Local 8914 was reached at Key Lake and McArthur River, which expires in December 2028. See Our operations – Uranium 2026 Q2 Updates on page 30 for more information.

12 CAMECO CORPORATION

•

JV Inkai: Production on a 100% basis was 2.8 million pounds of U3O8 for the quarter. JV Inkai remains on track to produce 10.4 million pounds of U3O8 (100% basis) in 2026, of which our purchase allocation is expected to be 4.2 million pounds of U3O8. In the first half of the year, we purchased 0.8 million pounds U3O8. The majority of our share of 2026 production is expected to be received before the end of 2026. See Our operations – Uranium 2026 Q2 Updates starting on page 30 for more information.

•

Fuel Services: In the second quarter of 2026, our Fuel Services segment produced 3.0 million kgU. We continue to expect our annual production, which includes UF6 conversion, UO2 conversion and heavy water reactor fuel bundles, to be between 13 million and 14 million kgU. See Our Operations – Fuel Services 2026 Q2 Updates starting on page 30 for more information.

•

Westinghouse: Westinghouse’s technology platform operates across the nuclear power value chain, with 57% of the global operating fleet of 417 reactors using its technology, which we believe makes it one of the most strategically important franchises in the global nuclear power industry. Westinghouse enjoys several competitive advantages that are reflected in the growing global opportunities for its technologies, in particular the pipeline of up to 91 AP1000 reactor opportunities, and the follow-on value opportunities this is expected to create for its core business and for Cameco’s uranium and fuel services businesses. To reflect an improved outlook and demonstrate the value of the growing pipeline opportunities, we have updated and expanded the following information for Westinghouse:

•	Target future capital expenditures (sustaining and expansion)

•	Backlog and new orders entered in its core Operating Plants business segment and New Plants business segment

•	Capital allocation framework

•	A robust pipeline representing the current opportunities being pursued for the AP1000, the only generation III+ reactor that is fully designed, licensed and deployed

•	Illustrative economics and assumptions for AP1000 reactor deployments

•	Illustrative economics and assumptions for the deployment of the AP300 and eVinci reactor technologies

See Westinghouse future target capital spending in the Outlook section starting on page 18 and Our Operations—Westinghouse 2026 Q2 Updates starting on page 32 for more information.

MARKETING HIGHLIGHTS

•

Deliveries and inventory: In the second quarter, we delivered 7.1 million pounds of U3O8, which is consistent with our lower planned 2026 sales deliveries resulting from our contracting discipline and reflects our normal quarterly delivery variations. With production totaling 3.9 million pounds (our share) in the second quarter and purchases of 2.8 million pounds of uranium (purchased at an average unit cost of $91.40 per pound (US$66.60 per pound)), our uranium inventory was 8.7 million pounds on June 30, 2026, with an average inventory cost of $58.05 per pound. See Financial results by segment – Uranium starting on page 25 for more information.

•

Contracting: In our uranium segment, over the next five years, we have contracts in place for average annual deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2026 through 2028, and lower than the average in 2029 and 2030. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

2026 OUTLOOK UPDATE

•

Updated revenue, average realized price and cost of sales outlook: We have updated our outlook for average realized price, revenue and cost of sales in our uranium segment, for revenue and cost of sales in our Fuel Services segment, and for consolidated revenue, reflecting an increase in the UxC spot price and our updated exchange rate assumption based on the continued strength in the US dollar. See Outlook for 2026 starting on page 18 for more information.

2026 SECOND QUARTER REPORT 13

Financial results

This section of our MD&A discusses our performance, financial condition and outlook for the future.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2026	2025	CHANGE	2026	2025	CHANGE
Revenue	814	877	(7)%	1,659	1,666	—
Gross profit	190	257	(26)%	492	527	(7)%
Net earnings attributable to equity holders	25	321	(92)%	156	391	(60)%
$ per common share (basic)	0.06	0.74	(92)%	0.36	0.90	(60)%
$ per common share (diluted)	0.06	0.74	(92)%	0.36	0.90	(60)%
Adjusted net earnings (ANE) (non-IFRS, see page 40)	77	308	(75)%	281	378	(26)%
$ per common share (adjusted and diluted)	0.18	0.71	(75)%	0.65	0.87	(25)%
Adjusted EBITDA (non-IFRS, see page 40)	391	673	(42)%	899	1,029	(13)%
Cash provided by operations	131	465	(72)%	109	575	(81)%

Quarterly trends

HIGHLIGHTS	2026		2025				2024
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	814	845	1,201	615	877	789	1,183	721
Net earnings attributable to equity holders	25	131	199	—	321	70	135	7
$ per common share (basic)	0.06	0.30	0.46	—	0.74	0.16	0.31	0.02
$ per common share (diluted)	0.06	0.30	0.46	—	0.74	0.16	0.31	0.02
Adjusted net earnings (non-IFRS, see page 40)	77	204	217	32	308	70	157	24
$ per common share (adjusted and diluted)	0.18	0.47	0.50	0.07	0.71	0.16	0.36	0.06
Cash provided by (used in) operations	131	(22)	677	156	465	110	530	52

Key things to note:

•

The timing of customer requirements, which tend to vary from quarter to quarter, drives revenue in the uranium and fuel services segments, meaning quarterly results are not necessarily a good indication of annual results due to the variability in customer requirements.

•

Net earnings do not trend directly with revenue due to unusual items and transactions that occur from time to time. We use adjusted net earnings, a non-IFRS measure, as a more meaningful way to compare our results from period to period (see page 40 for more information).

•	Cash provided by operations tends to fluctuate as a result of the timing of deliveries and product purchases in our uranium and fuel services segments.

•

Our quarterly results are impacted by variability in the timing of Westinghouse’s customer requirements and delivery and outage schedules. In 2026, we expect the first half to be weaker and continue to expect stronger performance and higher cash flows in the fourth quarter. In 2025, its second quarter adjusted EBITDA was the strongest due to the US$170 million increase in our share of Westinghouse’s revenue recorded tied to its participation in the Dukovany construction project. See Our earnings from Westinghouse, starting on page 29 for more information.

14 CAMECO CORPORATION

The following table compares the net earnings and adjusted net earnings for the second quarter to the previous seven quarters.

HIGHLIGHTS	2026		2025				2024
($ MILLIONS EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net earnings attributable to equity holders	25	131	199	—	321	70	135	7
Adjustments
Adjustments on derivatives	58	40	(35)	66	(163)	(12)	133	(28)
Unrealized foreign exchange losses (gains)	(13)	(9)	15	(28)	71	(4)	(56)	15
Share-based compensation	10	53	20	22	39	(2)	17	4
Adjustments on other operating expense (income)	10	(6)	(9)	(6)	(8)	1	(23)	5
Income taxes on adjustments	(16)	(25)	5	(22)	35	4	(37)	7
Adjustments on equity investees (net of tax):
Inventory purchase accounting	2	—	4	—	4	—	3	—
Acquisition-related transition costs	—	—	—	—	—	—	—	4
Unrealized foreign exchange losses (gains)	(4)	(7)	13	(2)	(3)	10	(16)	9
Long-term incentive plan	5	27	5	2	12	3	1	1
Adjusted net earnings (non-IFRS, see page 40)	77	204	217	32	308	70	157	24

Corporate expenses

ADMINISTRATION

	THREE MONTHS			SIX MONTHS
	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS)	2026	2025	CHANGE	2026	2025	CHANGE
Direct administration	68	58	17%	138	120	15%
Share-based compensation	9	38	(76)%	61	35	74%
Total administration	77	96	(20)%	199	155	28%

Direct administration costs were $10 million higher for the second quarter of 2026 compared to the same period last year, and $18 million higher for the first six months. Direct administration costs were higher due to increased labour costs, technology investments as well as additional expenditures related to facility upgrades to our corporate office. Share-based compensation was $29 million lower for the second quarter of 2026 compared to the same period last year due to the decrease in our share price during this period compared to an increase in the same period last year. Share-based compensation in the first six months of 2026 was $26 million higher than in the same period in 2025 primarily driven by performance metrics increasing the share-based compensation awards in 2026.

EXPLORATION AND RESEARCH & DEVELOPMENT

In the second quarter, uranium exploration expenses were $8 million, an increase of $2 million from the second quarter of 2025. In line with the annual outlook provided for 2026, exploration expenses for the first six months of the year increased by $2 million compared to 2025, to $16 million.

As planned, research and development expenses in the second quarter of the year were $10 million, $11 million higher than the second quarter of 2025 and $24 million for the first six months of the year, $11 million higher compared to the same period in 2025 due to the timing of expenditures. These expenses mainly relate to our investment in Global Laser Enrichment, LLC.

INCOME TAXES

We recorded an income tax expense of $21 million in the second quarter of 2026, compared to an expense of $71 million in the second quarter of 2025, and for the first six months of 2026, we recorded an expense of $53 million compared to an expense of $124 million in 2025.

Income tax expense was lower during 2026 compared to the same period last year primarily as a result of lower earnings in Canada. Equity-accounted investees are included in both Canadian and foreign earnings net of tax paid in the jurisdictions in which they operate. Foreign earnings include losses in some jurisdictions for which no future tax benefit has been recognized.

2026 SECOND QUARTER REPORT 15

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2026	2025	2026	2025
Net earnings before income taxes
Canada	80	325	307	525
Foreign	(34)	67	(98)	(10)

Total net earnings before income taxes	46	392	209	515

Income tax expense
Canada	19	70	51	119
Foreign	2	1	2	5

Total income tax expense	21	71	53	124

TRANSFER PRICING DISPUTE

Background

Since 2008, Canada Revenue Agency (CRA) has disputed our marketing and trading structure and the related transfer pricing methodology we used for certain intercompany uranium sale and purchase agreements.

For the years 2003 to 2014, CRA shifted Cameco Europe Limited’s income (as recalculated by CRA) back to Canada and applied statutory tax rates, interest and instalment penalties, and, from 2007 to 2011, transfer pricing penalties. In addition, for 2014 to 2017, CRA has advanced an alternate reassessing position. See Reassessments, remittances and next steps below for more information.

In September 2018, the Tax Court of Canada (Tax Court) ruled that our marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question (2003, 2005 and 2006). On June 26, 2020, the Federal Court of Appeal (Court of Appeal) upheld the Tax Court’s decision.

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed CRA’s application for leave to appeal the June 26, 2020 decision of the Court of Appeal. The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Although not technically binding, there is nothing in the reasoning of the lower court decisions that should result in a different outcome for the 2007 through 2014 tax years, which were reassessed on the same basis.

Refund and cost award

The Minister of National Revenue issued new reassessments for the 2003 through 2006 tax years in accordance with the decision and, in July 2021, refunded the tax paid for those years. In October 2023, pursuant to a cost award from the courts, we received a payment of approximately $12 million for disbursements, which is in addition to the $10 million we received from CRA in April 2021 as reimbursement for legal fees.

Reassessments, remittances and next steps

The Canadian income tax rules include provisions that generally require larger companies like us to remit or otherwise secure 50% of the cash tax plus related interest and penalties at the time of reassessment. Following the Supreme Court’s dismissal of CRA’s application for leave to appeal, we wrote to CRA requesting reversal of CRA’s transfer pricing adjustments for 2007 through 2013 and the return of the $780 million in cash and letters of credit we paid or provided for those years. Given the strength of the court decisions received, our request was made on the basis that the Tax Court would reject any attempt by CRA to defend its reassessments for the 2007 through 2013 tax years applying the same or similar positions already denied for previous years.

In March 2023, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter.

16 CAMECO CORPORATION

The series of court decisions, which were completely and unequivocally in our favour for the 2003, 2005 and 2006 tax years, determined that the income earned by our foreign subsidiary from the sale of non-Canadian produced uranium was not taxable in Canada. In accordance with these decisions, CRA issued reassessments reducing the proposed transfer pricing adjustment from $5.1 billion to $3.3 billion, resulting in a reduction of $1.8 billion in income taxable in Canada compared to the previous reassessments issued to us by CRA for the 2007 through 2013 tax years.

The remaining transfer pricing adjustment of $3.3 billion for the 2007 to 2013 tax years relates to the sale of Canadian-produced uranium by our foreign subsidiary. We maintain that the clear and decisive court decisions described above apply, and that CRA should fully reverse the remaining transfer pricing adjustments for these years and return all cash and security being held.

In October 2021, due to a lack of significant progress on our points of contention, we filed a notice of appeal with the Tax Court for the years 2007 through 2013. We have asked the Tax Court to order the complete reversal of CRA’s transfer pricing adjustment for those years and the return of all cash and letters of credit being held, with costs.

In 2020, CRA advanced an alternate reassessing position for the 2014 tax year in the event the basis for its original reassessment, noted above, is unsuccessful. Subsequent to this, we received a reassessment for the 2015, 2016 and 2017 tax years, all reflecting this alternative reassessing position. While CRA did not require additional security for the tax debts they considered owing for 2014 through 2016, CRA did require additional letters of credit related to the tax debts they considered owing for 2017. To date, Cameco has remitted $559 million ($209 million in cash and $350 million in letters of credit) which continues to be held as security related to the reassessments. Further, as a result of these reassessments CRA has drawn down the tax pools available to us and we were required to remit cash tax totaling $297 million for the 2024, 2025 and 2026 taxation years. The new basis of reassessment is inconsistent with the methodology CRA has pursued for prior years and we are disputing it separately. Our view is that this alternate methodology will not result in a materially different outcome from our 2014 to 2017 filing positions. We filed appeals with the Tax Court for each year from 2014 through 2017.

In 2024, we received a reassessment for the 2018 tax year and in 2025, we received a reassessment for the 2019 tax year. Both reassessments relate to contracts other than those discussed above. CRA has advanced another alternate reassessing position for the 2018 and 2019 tax years. We filed a notice of objection for each 2018 and 2019.

Cameco is challenging the 2019 reassessment separately and apart from the litigation and objections otherwise described herein. In its audit findings for 2019, CRA concluded there should be an upward pricing adjustment of $52 million under certain intercompany agreements and a downward pricing adjustment of about $57 million under other intercompany agreements. The downward adjustment would have entirely offset the increase to taxable income as per the CRA’s reassessment if made. The Minister of National Revenue decided, however, not to make the downward adjustment based on CRA administrative policy. Cameco has objected to this decision and has filed a request for judicial review with the Federal Court to contest it. The outcome of Cameco’s objection and the request for judicial review are not known at this time.

We will not be in a position to determine the definitive outcome of the dispute for any tax year other than 2003 through 2006 until such time as all reassessments have been issued advancing CRA’s arguments and final resolution is reached for that tax year. CRA may also advance alternative reassessment methodologies for years other than 2003 through 2006, such as the alternative reassessing position advanced for 2014 through 2017, or the new reassessing position advanced for 2018 and 2019.

Caution about forward-looking information relating to our CRA tax dispute

This discussion of our expectations relating to our tax dispute with CRA and future tax reassessments by CRA is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2.

2026 SECOND QUARTER REPORT 17

FOREIGN EXCHANGE

The exchange rate between the Canadian dollar and US dollar affects the financial results of our business.

We sell the majority of our uranium and fuel services products under long-term sales contracts, which are routinely denominated in US dollars. While our product purchases are largely denominated in US dollars, our production costs are largely denominated in Canadian dollars. To provide cash flow predictability, we hedge a portion of our net US dollar exposure (e.g. total US dollar sales and distributions received less US dollar expenditures and product purchases) to manage shorter term exchange rate volatility. Our results are therefore affected by the movements in the exchange rate, and in particular, on the unhedged portion of our net exposure.

Impact of hedging on IFRS earnings

We do not use hedge accounting under IFRS and we are therefore required to report gains and losses on economic hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market).

However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period.

Impact of hedging on ANE

We designate contracts for use in particular periods, based on our expected net exposure in that period. Hedge contracts are layered in over time based on this expected net exposure. The result is that our current hedge portfolio is made up of a number of contracts, which are currently designated to net exposures we expect in 2026 and future years, and we will recognize the gains and losses in ANE in those periods.

For the purposes of ANE, gains and losses on derivatives are reported based on the difference between the effective hedge rate of the contracts designated for use in the particular period and the exchange rate at the time of settlement. This results in an adjustment to current period IFRS earnings to effectively remove reported gains and losses on derivatives that arise from contracts put in place for use in future periods. The effective hedge rate will lag the market in periods of rapid or significant currency movement. See Non-IFRS and Non-GAAP measures on page 40.

For more information, see our 2025 annual MD&A.

At June 30, 2026:

•	The value of the US dollar relative to the Canadian dollar was USD 1.00/CAD 1.42, up from USD 1.00/CAD 1.39 at March 31, 2026. The exchange rate averaged USD 1.00/CAD 1.38 over the quarter.

•	The mark-to-market position on all foreign exchange contracts was a $94 million loss compared to a $40 million loss at March 31, 2026.

Outlook for 2026

Our outlook for 2026 reflects our plan to produce between 17.5 million and 18 million pounds (100% basis) at Cigar Lake, between 14 million and 16.5 million pounds (100% basis) at McArthur River/Key Lake, and 13 million to 14 million kgU in our fuel services segment, as well as continued work to extend the mine life at Cigar Lake.

In 2026, we expect strong financial performance, including strong cash flow generation. Our financial performance and the amount of cash generated will be dependent on sourcing the material required to meet our deliveries as planned, including achieving our production plans.

As in prior years, we will incur care and maintenance costs for the ongoing curtailment of our tier-two assets, which are expected to be between $62 million and $67 million.

18 CAMECO CORPORATION

We have updated our outlook range for average realized price in our uranium segment to between $91.00 and $96.00 per pound (previously $85.00 to $89.00 per pound), expected uranium revenue to between $2,700 million and $2,910 million (previously $2,540 million to $2,730 million), fuel services revenue to between $610 million and $650 million (previously $590 million to $630 million) and expected consolidated revenue to between $3,320 million and $3,570 million (previously $3,130 million to $3,370 million). The changes reflect higher year-to-date uranium prices combined with the continued strength in the US dollar. As a result of the stronger US dollar, we updated our exchange rate assumption for the remainder of the year, to 1.35 USDCAD (previously 1.33 USDCAD).

The exchange rate assumption also impacts our average unit cost of sales due to exposure to USD input costs. We now expect our uranium average unit cost of sales to be between $63.00/lb and $67.50/lb (previously $61.50/lb to $65.00/lb) and our fuel services average unit cost of sales to be between $33.50/kgU and $35.80/kgU (previously $31.50/kgU to $33.50/kgU).

2026 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES		WESTINGHOUSE
Production (owned and operated properties)	—	19.5 million to 21.5 million lb	[1]	13 million to 14 million kgU			—
Market purchases	—	up to 3 million lb		—			—
Committed purchases (including Inkai purchase volumes)	—	8 million lb		—			—
Sales/delivery volume	—	29 million to 32 million lb		13 million to 14 million kgU			—
Revenue	$3,320 million to 3,570 million	$2,700 million to 2,910 million		$610 million to 650 million			—
Average realized price	—	$91.00 to 96.00/lb	[2]	—			—
Average unit cost of sales (including D&A)	—	$63.00 to 67.50/lb	[3]	$33.50 to 35.80/kgU	[4]		—
Direct administration costs	$245 million to 260 million	—		—			—
Exploration costs	—	$30 million to 35 million		—			—
Research and development	$50 million to 55 million	—		—			—
Capital expenditures	$490 million to 540 million	$380 million to 410 million		$110 million to 125 million			—	[5]
Adjusted EBITDA (non-IFRS, see page 40)	—	—		—		US$	370 million to 430 million

[1]	The 2026 outlook for production is determined using the high and low estimates of the ranges provided for each of the sites and has been rounded to the nearest half million.
[2]	Uranium average realized price is calculated as the revenue from sales of uranium concentrates, transportation and storage fees divided by the volume of uranium concentrates sold.
[3]	Uranium average unit cost of sales is calculated as the cash and non-cash costs of the product sold, care and maintenance and selling costs, divided by the volume of uranium concentrates sold.
[4]	Fuel services average unit cost of sales is calculated as the cash and non-cash costs of the product sold, transportation and weighing and sampling costs, divided by the volume of products sold.
[5]	The outlook for Cameco’s share of capital expenditures for Westinghouse is US$160 million - US$200 million.

We are not providing an outlook for the items in the table that are marked with a dash.

The following assumptions were used to prepare the outlook in the table above:

•

Market purchases reflect the market purchases we have made to date or plan to make in the remainder of 2026. Market purchases may vary if planned production varies. In addition, if we decide to increase our working inventory from current levels our market purchases could be higher. Our market purchases could also be lower if, instead of making market purchases, we choose to source the volumes by temporarily reducing our inventory levels, adding to our inventory by pulling forward long-term purchase commitments, or by drawing on loan arrangements we have in place.

2026 SECOND QUARTER REPORT 19

•

Committed purchases are based on the approximately 8 million pounds we have acquired or currently have commitments to acquire under contract in 2026 and our JV Inkai purchases. If Inkai production and/or deliveries vary, committed purchases will vary and we may have to rely on our other sources of supply described above. We equity account for our minority ownership interest in JV Inkai. We record our share of its production as a purchase. However, this does not reflect our share of the economic benefit. Our share of the economic benefit is based on the difference between our purchase price and JV Inkai’s lower production cost and is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investees”. As a result, increases in the spot price increase our cost of purchases from JV Inkai and also our “share of earnings from equity-accounted investees”. The benefit is realized, through receipt of a cash dividend, when declared and paid by JV Inkai.

•	Our 2026 outlook for sales/delivery volume does not include sales between our uranium and fuel services segments.

•	Sales/delivery volume is based on the volumes we currently have delivered and our remaining commitments to deliver under contract in 2026.

•

Uranium revenue and average realized price are based on a uranium spot price of US$84.75 per pound (the UxC spot price as of June 30, 2026), a long-term price indicator of US$94.00 per pound (the UxC long-term indicator on June 30, 2026) and an exchange rate of 1.35 USDCAD.

•

Uranium average unit cost of sales (including D&A) is based on the expected unit cost of sales for produced material, the planned market purchases and committed purchases made to date and the planned volumes remaining noted in the outlook at an anticipated average purchase price of about $95 per pound and includes care and maintenance costs of between $62 million and $67 million. We expect overall unit cost of sales could vary if there are changes in production and market or committed purchase volumes or the mix of supply sources used to meet our contract deliveries, uranium spot prices, and/or care and maintenance costs in 2026. In addition, unit cost of sales could be impacted by the imposition of tariffs in the US. See Potential Tariff Impact below for more information.

•	The adjusted EBITDA outlook for Westinghouse is based on the assumptions listed later in this section.

•

Westinghouse and JV Inkai are accounted for using the equity method for our share. Under equity accounting, Westinghouse and JV Inkai capital expenditures are not presented within our consolidated financial statements and are therefore not included in our outlook for capital expenditures.

For more information on how changes in the exchange rate or uranium prices can impact our outlook see Revenue, adjusted net earnings, and cash flow sensitivity analysis below, and Foreign exchange on page 18.

In 2026 we expect our share of adjusted EBITDA from our equity investment in Westinghouse to be between US$370 million and US$430 million.

US$
CAMECO SHARE (49%)	MILLIONS
Net loss	(75-10)
Depreciation and amortization	275-290
Finance income	(2-1)
Finance costs	120-135
Income tax expense	20-(20)

EBITDA	335-395
Inventory purchase accounting	2-7
Restructuring costs	7-15
Other expenses	20-40

Adjusted EBITDA (non-IFRS, see page 40)	370-430

Note: the ranges for 2026 outlook for EBITDA and adjusted EBITDA are not determined using the high and low estimates of the ranges provided for each of the detailed reconciling line items.

The outlook for adjusted EBITDA from Westinghouse’s core business for 2026 assumes that the work is fulfilled on the timelines, expected scope based on current orders received, and additional work is undertaken based on past trends. The expected margins are aligned with the historic margins of about 20%, with the variability expected to come from product mix compared to previous years.

20 CAMECO CORPORATION

In addition, Westinghouse’s adjusted EBITDA outlook is based on both signed and expected contracts in its new build business and assumes that Westinghouse enters into definitive agreements relating to the deployment of new AP1000 reactors in the US, and that work advances on at least one project during the year. Delays in finalizing the definitive agreements with the US Government and establishing a commitment from an approved partner may impact Westinghouse’s adjusted EBITDA outlook.

Westinghouse expects growth in the new build business based on agreements that have been signed and announcements where AP1000 technology has been selected. As decisions on the projects are made, we expect the projects will proceed on the timelines and revenue pattern noted under the AP1000 contracting framework, although variations to this general framework will occur depending on the customer and a number of other factors and assumptions. See New Build starting on page 102 in our annual MD&A for more details.

The outlook for Westinghouse capital expenditures is strategically focused on modernizing and reinforcing long-term reliability of its operations. Growth capital has been prioritized to support AP1000 readiness, operational stability and advanced fuel designs.

Westinghouse 2026 capital spending outlook

CAMECO’S SHARE (US$ MILLIONS)	2025 ACTUAL	2026 PLAN
Total	147	160-200
Sustaining capital	75	90-110
Growth capital	72	70-90

Westinghouse future capital spending

Westinghouse plans to continue to invest sustaining capital to modernize and reinforce the long-term reliability of its operations, which has historically been approximately US$0.2 billion to US$0.3 billion per year on a steady-state basis.

In addition, capital will be required for fuel fabrication expansion initiatives, including investments in LEU+ fuel capabilities at Westinghouse’s Columbia Fuel Fabrication Facility. These investments are expected to support existing fuel customers while expanding Westinghouse’s fuel fabrication capabilities required to support future AP1000 reactor deployments. Should the commercial viability of the LEU+ project be proven and subject to annual capital commitment decisions, the expansion is expected to require Westinghouse to invest at least US$400 million (based on our 49% ownership) over the next five years.

Caution about forward-looking information relating to our future earnings and adjusted EBITDA from Westinghouse

This discussion of our expectations for Westinghouse’s future earnings and adjusted EBITDA and our share thereof is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

IMPACT OF CONFLICT IN MIDDLE EAST

Ongoing geopolitical conflict in the Middle East has disrupted key global trade routes, reducing availability of certain commodities from the region and driving up global costs. Our operations do not directly rely on materials being sourced from or transiting the Middle East region and we expect to maintain reliable access to the commodities we require. However, we are experiencing some cost increases. At this time, we do not anticipate the cost increases will have a material impact on our 2026 financial results. We will continue to monitor conditions and manage our supply chain to mitigate potential risks.

POTENTIAL TARIFF IMPACT

While we currently do not anticipate the direct impact of US tariffs to be material on our 2026 financial results, there continues to be uncertainty around the exact details of how broader tariffs may be applied to uranium products and whether any tariff refund mechanisms are available.

2026 SECOND QUARTER REPORT 21

REVENUE, ADJUSTED NET EARNINGS, AND CASH FLOW SENSITIVITY ANALYSIS

We have sensitivity to the uranium price through both our sales and purchase commitments. However, at the current price levels, many of the market-related sales contracts we have delivered into or are delivering into this year are subject to ceiling prices and therefore are generally less sensitive than our purchase commitments.

As a result, if the uranium spot price increased by US$5 per pound, we expect revenue would increase by $14 million, while ANE would decrease by $2 million and cash flow would decrease by $12 million. From a cash flow perspective, the sensitivity does not adequately capture the impact of JV Inkai purchases, which straddle two annual fiscal reporting periods in light of when dividends are declared and paid by JV Inkai. The cash flow sensitivity includes the cash outflow for the 4.2 million pounds of uranium assumed to be purchased from JV Inkai in 2026 at a 5% discount to the spot price but does not account for an associated increase in the cash dividend expected, which will be tied to our agreed to 2026 production purchase entitlement and is expected to be received in 2027. JV Inkai distributes excess cash as dividends to its owners, net of working capital requirements. In the case of a US$5 per pound increase in uranium prices, the JV Inkai purchases are responsible for about a $21 million decrease in cash flow, and we expect the impact of these purchases on the 2026 cash flow will be partially offset by dividends once declared and paid in 2027.

If the uranium spot price decreased by US$5 per pound, we expect revenue to decrease by $28 million, ANE to decrease by $8 million, and cash flow to increase by $2 million. From a cash flow perspective, the impact of the noted decrease in uranium price on the assumed purchase of uranium from JV Inkai is expected to have the opposite impact from that described above for the noted uranium price increase.

Changes in the uranium spot price will impact the sensitivity analysis of ANE and cash flow differently, depending on the terms of the contracts within our contract portfolio, the inclusion of our share of earnings from our equity-accounted investment in JV Inkai in the reporting period, the rate of inventory turnover, and income taxes.

The following assumptions were used to prepare the revenue, ANE and cash flow sensitivity analysis above:

•	Cameco purchases are sourced from committed contracts, including JV Inkai purchase entitlements and market purchases consistent with our Outlook.

•

For market-related contracts not yet priced and scheduled for delivery in 2026, and subject to any price floors or ceilings, we used a uranium spot price of US$84.75 per pound (the UxC spot price as of June 30, 2026), a long-term price indicator of US$94.00 per pound (the UxC long-term indicator on June 30, 2026) and an exchange rate of 1.35 USDCAD.

A one cent increase or decrease in the value of the US dollar compared to the Canadian dollar would respectively increase or decrease expected revenue by $12 million, while the impacts on ANE and cash flow would not be significant. The majority of our sales are denominated in US dollars, resulting in sensitivity to foreign exchange rates. Revenue will be recognized at the prevailing foreign exchange rate at the time of the sale. ANE and cash flow are less sensitive to foreign exchange rates as we have layered in foreign exchange hedges to provide cash flow certainty. Currently, for 2026, we have US$1.4 billion hedged at an average rate of 1.37 USDCAD, meaning for ANE and cash flow purposes that this portion of our net exposure to the US dollar will realize a rate of 1.37 USDCAD instead of prevailing rates. See Foreign exchange starting on page 44 in our annual MD&A for more details.

PRICE SENSITIVITY ANALYSIS: URANIUM SEGMENT

As discussed under Long-term contracting on page 25 of our 2025 annual MD&A, our average realized price is based on pricing terms established in our portfolio of long-term contracts, which includes a mix of base-escalated and market-related contracts that are layered in over time. Each confidential contract is bilaterally negotiated with the customer and delivery generally does not begin until two years or more after signing.

•	Base-escalated contracts reflect market conditions and pricing at the time each contract was finalized, with escalation factors applied based on when the material is delivered.

•

Market-related contracts reference a pricing mechanism that may be based on the spot price and/or the long-term price, and that price is generally set a month or more prior to delivery, subject to specific terms unique to each contract such as floors and ceilings set relative to market pricing at time of negotiation and typically escalated to time of delivery.

22 CAMECO CORPORATION

As a result of these contracting dynamics, changes to our average realized price will generally lag changes in market prices in both rising and falling price conditions. The magnitude and direction of the deviation can vary based on the degree of market price volatility between the time the contract price is set, and the time the product is delivered.

To help understand how the pricing under our current portfolio of commitments is expected to react at various spot prices at June 30, 2026, we have constructed the table that follows.

The table is based on the volumes and pricing terms under the long-term commitments in our contract portfolio that have been finalized as of June 30, 2026. The table does not include volumes and pricing terms in contracts under negotiation or those that have been accepted but are still subject to contract finalization. Based on the terms and volumes under contracts that have been finalized, the table is designed to indicate how our average realized price would react under various spot price assumptions at a point in time. In other words, the prices shown in the table would only be realized if the contract portfolio remained exactly as it was on June 30, 2026, using the following assumptions:

•	The uranium price remains fixed at a given spot level for each annual period shown.

•	Deliveries based on commitments under finalized contracts include best estimates of the expected deliveries and flexibility under contract terms.

•	To reflect escalation mechanisms contained in existing contracts the long-term US inflation rate target of 2% is used, for modeling purposes only.

It is important to note that the table is not a forecast of prices we expect to receive. The prices we actually realize will be different from the prices shown in the table. We intend to update this table each quarter in our MD&A to reflect deliveries made and changes to our contract portfolio. As a result, we expect the table to change from quarter to quarter.

Expected realized uranium price sensitivity under various spot price assumptions at June 30, 2026

(rounded to the nearest $1.00)
SPOT PRICES
(US$/lb U3O8)	$40	$60	$80	$100	$120	$140	$160
2026	58	62	66	67	68	69	69
2027	46	58	69	74	76	78	80
2028	49	60	72	80	84	89	92
2029	53	62	75	85	91	96	101
2030	53	63	76	88	94	100	106

As of June 30, 2026, we had commitments requiring delivery of an average of about 28 million pounds per year from 2026 through 2030, with commitment levels in 2026 through 2028 being higher than the average, and in 2029 and 2030, lower than the average, reflecting our disciplined approach to contracting. As the market improves, we expect to continue layering in volumes that capture greater upside using market-related pricing mechanisms.

Liquidity and capital resources

Our financial objective is to ensure we have the cash and access to capital to fund our operating activities, investments and other financial obligations in order to execute our strategy, take advantage of opportunities and self-manage risk. We regularly consider our financing options so we can take advantage of favourable market conditions when they arise. We have a number of alternatives to fund future capital requirements, including using our operating cash flow, drawing on our existing credit facilities, entering new credit facilities, and raising additional capital through debt or equity financing, including by conducting a registered offering of securities using our base shelf prospectus or utilizing our at-the-market equity program.

As of June 30, 2026, we had cash and cash equivalents of $1.1 billion, while our total debt amounted to approximately $1.0 billion. We have a risk management policy to manage our cash balances and investments, which are largely held in government securities or with banks that are party to our lending facilities. In addition, we have a $1.0 billion revolving credit facility, which remains undrawn. In April 2026, we received US$124 million net of withholding tax, as our dividend from JV Inkai. In July 2026, we closed our transaction to purchase (jointly with Orano) TEPCO’s ownership share of Cigar Lake, including making the associated closing payments.

2026 SECOND QUARTER REPORT 23

We have large, creditworthy customers that continue to need our nuclear fuel products and services even during weak economic conditions, and we expect the contract portfolio we have built will continue to provide a solid revenue stream. In our uranium segment, from 2026 through 2030, we have commitments to deliver an average of about 28 million pounds per year, with commitment levels higher than the average in 2026 through 2028 and lower than the average in 2029 and 2030.

We expect the low-cost production from our tier-one assets will continue to generate strong cash flows, which we expect will meet our capital requirements during 2026. However, cash flow from operations for 2026 will be dependent on our ability to source the material required to meet our deliveries as planned, including achieving our production plans.

With the Supreme Court’s dismissal of CRA’s application for leave, the dispute of the 2003 through 2006 tax years is fully and finally resolved in our favour. Furthermore, we are confident the courts would reject any attempt by CRA to utilize the same position and arguments for tax years 2007 through 2014, or its alternate reassessing position for tax years 2014 through 2017, or its new alternative reassessing position for 2018 and 2019 and believe CRA should return all cash and letters of credit (to date, $559 million) being held. However, timing of any further payments is uncertain, and there can be no assurance that the courts will take this position. See Transfer pricing dispute starting on page 16 for more information.

CASH FROM OPERATIONS

Cash provided by operations was $334 million lower this quarter than in the second quarter of 2025 due primarily to lower earnings, higher income taxes paid and higher working capital requirements partially offset by higher dividends received.

Cash provided by operations was $466 million lower in the first six months of 2026 compared to the same period in 2025 due primarily to lower earnings, higher income taxes paid and higher working capital requirements partially offset by higher dividends received.

FINANCING ACTIVITIES

We use debt to provide additional liquidity. We believe we have sufficient borrowing capacity with unsecured lines of credit of about $2.9 billion at June 30, 2026, unchanged from March 31, 2026. Credit facility size may vary based on current requirements or expected changes in financial assurance requirements during the year. At June 30, 2026, we had approximately $1.6 billion outstanding in financial assurances, which was unchanged from March 31, 2026.

Our $1.0 billion unsecured revolving credit facility matures October 1, 2029. The facility allows us to request increases above $1.0 billion in increments of no less than $50 million, up to a total of $1.25 billion. At June 30, 2026, we had no short-term debt outstanding on our $1.0 billion unsecured revolving credit facility, which is unchanged from December 31, 2025.

Long-term contractual obligations

Since March 31, 2026, there have been no material changes to our long-term contractual obligations. Please see our 2025 annual MD&A for more information.

Debt covenants

As at June 30, 2026, we complied with all covenants in our credit agreement, including the financial covenants. The financial covenants in our credit agreement place restrictions on total debt, including guarantees and other financial assurances. We do not expect our operating and investment activities for the remainder of 2026 to be constrained by these covenants.

SHARES AND STOCK OPTIONS OUTSTANDING

At July 29, 2026, we had:

•	435,532,978 common shares and one Class B share outstanding

•	39,063 stock options outstanding, with an exercise price of $15.27

OFF-BALANCE SHEET ARRANGEMENTS

We had three kinds of off-balance sheet arrangements at June 30, 2026:

•	purchase commitments

•	financial assurances

•	other arrangements

24 CAMECO CORPORATION

Purchase commitments

There have been no material changes to our purchase commitments since December 31, 2025. Please see our annual MD&A for more information.

Financial assurances

At June 30, 2026, our financial assurances totaled $1.6 billion, which is unchanged from March 31, 2026.

Other arrangements

We have arranged for standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 8.1 million pounds of U3O8 and 2.8 million kgU of UF6 conversion services until 2032 with repayment in-kind up to March 31, 2032 (see note 8 to the financial statements). Under the loan facilities, standby fees of up to 2.1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 2.2%. At June 30, 2026, we have 4.0 million pounds of U3O8 and 1.2 million kgU of UF6 conversion services drawn on the loans.

BALANCE SHEET

($ MILLIONS)	JUN 30, 2026	DEC 31, 2025	CHANGE
Cash, cash equivalents and short-term investments	1,113	1,214	(8)%
Total debt	997	996	—
Inventory	767	844	(9)%

Total cash and cash equivalents at June 30, 2026 were $1.1 billion, or 8% lower than at December 31, 2025, due mainly to lower earnings and higher income taxes paid. Net cash at June 30, 2026 was approximately $116 million.

Total product inventories are $767 million compared to $844 million at the end of 2025. The average inventory cost for uranium has decreased to $58.05 per pound compared to $61.85 per pound at December 31, 2025. As of June 30, 2026, we held an inventory of 8.7 million pounds of U3O8 equivalent (excluding broken ore) (December 31, 2025—9.7 million pounds). Total product inventory value and inventory volume varies from quarter to quarter depending on the inventory cost and the timing of production, purchases and sales deliveries in the year.

Financial results by segment

Uranium

		THREE MONTHS			SIX MONTHS
		ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS		2026	2025	CHANGE	2026	2025	CHANGE
Production volume (million lb)		3.9	4.6	(15)%	10.1	10.6	(5)%

Sales volume (million lb)		7.1	8.7	(18)%	14.9	15.6	(4)%

Average spot price	(US$/lb)	85.18	72.59	17%	86.83	69.38	25%
Average long-term price	(US$/lb)	93.67	80.00	17%	91.92	80.17	15%
Average realized price
	(US$/lb)	67.79	57.35	18%	66.96	59.66	12%
	($/lb)	93.13	81.03	15%	92.15	84.62	9%

Average unit cost of sales (including D&A)	($/lb)	70.81	56.12	26%	64.16	57.78	11%

Revenue ($ millions)		659	705	(7)%	1,370	1,324	3%

Gross profit ($ millions)		158	217	(27)%	417	420	(1)%

Gross profit (%)		24	31	(23)%	30	32	(6)%

Earnings before income taxes ($ millions)		170	281	(40)%	528	509	4%

Adjusted EBITDA ($ millions) (non-IFRS, see page 40)		252	352	(28)%	676	641	5%

SECOND QUARTER

Production during the quarter was 3.9 million pounds, 15% lower compared to the second quarter of 2025. See Our Operations starting on page 30 for more information.

2026 SECOND QUARTER REPORT 25

Uranium revenues this quarter were down 7% compared to 2025 due to an 18% decrease in sales volumes, resulting from normal quarterly variations in deliveries and our lower planned 2026 sales delivery volumes, reflecting our contracting discipline. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our quarterly sales volumes and revenue can vary significantly. This was partially offset by an increase of 15% in the Canadian dollar average realized price which increased due to the impact of market-priced contracts on the portfolio. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 22.

Total cost of sales (including D&A) increased by 3% ($501 million compared to $488 million in 2025) due to an increase of 26% in the average unit cost of sales, partially offset by an 18% decrease in sales volume. The average unit cost of sales increased due to higher purchased quantities compared to the second quarter of 2025 and the impact of our product loans, which have to be revalued to our weighted average cost of inventory each period. In addition, the annual maintenance shutdown at Cigar Lake occurred in the second quarter of 2026 compared to the third quarter in 2025. Costs related to planned annual maintenance shutdowns are expensed directly to cost of sales. See table below and Uranium production on page 30.

The net effect was a $59 million decrease in gross profit for the quarter.

FIRST SIX MONTHS

Production volumes for the first six months of the year were 5% lower than in the previous year. See Our Operations starting on page 30 for more information.

Uranium revenues increased 3% compared to the first six months of 2025 due to an increase of 9% in the Canadian dollar average realized price, partially offset by a 4% decrease in sales volume. While the average US dollar spot price for uranium increased by 25% compared to the same period in 2025, the US dollar average realized price increased by only 12% due to the effect of ceiling prices on market-priced contracts which limited the average price realized. The Canadian dollar average realized price increased by only 9% due to a stronger Canadian dollar compared to 2025. For more information on the impact of spot price changes on average realized price, see Price sensitivity analysis: uranium segment on page 22.

Total cost of sales (including D&A) increased by 6% ($954 million compared to $904 million in 2025) primarily as a result of an 11% increase in the average unit cost of sales, partially offset by a 4% decrease in sales volume compared to the same period last year. The average unit cost of sales increased due to higher purchases as well as the annual maintenance shutdown at Cigar Lake, which occurred in the second quarter of 2026 compared to the third quarter in 2025. See table below and Uranium production on page 30.

The net effect was a $3 million decrease in gross profit for the first six months.

The table below shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS and Non-GAAP measures starting on page 40). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

26 CAMECO CORPORATION

	THREE MONTHS			SIX MONTHS
	ENDED JUNE 30			ENDED JUNE 30
($/LB)	2026	2025	CHANGE	2026	2025	CHANGE
Produced
Cash cost	30.30	26.19	16%	25.83	24.05	7%
Non-cash cost	10.96	11.66	(6)%	11.01	10.90	1%

Total production cost [1]	41.26	37.85	9%	36.84	34.95	5%

Quantity produced (million lb)[1]	3.9	4.6	(15)%	10.1	10.6	(5)%

Purchased
Cash cost	91.40	97.00	(6)%	92.69	102.74	(10)%

Quantity purchased (million lb)[1]	2.8	0.7	>100%	3.0	1.9	58%

Totals
Produced and purchased costs	62.21	45.66	36%	49.63	45.25	10%

Quantities produced and purchased (million lb)	6.7	5.3	26%	13.1	12.5	5%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. In the second quarter and for the first six months of 2026, we purchased 800,000 pounds and had weight adjustments from prior year deliveries for approximately 200,000 pounds for a total of 1 million pounds at a purchase price per pound of $111.83 (US$81.45). There were no deliveries during the second quarter, or in the first six months of 2025.

The average cash cost of production was 16% higher for the quarter compared to the same period in 2025. For the first six months, the average cash cost of production was 7% higher than in the same period in 2025. The increase was due to the impact of fixed costs on lower production as well as the effects of inflation.

The estimated average unit life of mine operating costs reflected in our most recent annual information form are $21.72 per pound at McArthur River/Key Lake and $23.94 per pound at Cigar Lake.

Our purchases in the second quarter of 2026 totaled about $256 million, representing an average cash cost of $91.40 per pound, about $50.00 per pound higher than our total unit production cost for the quarter. Although purchased pounds are transacted in US dollars, we account for the purchases in Canadian dollars. In the second quarter, the average cash cost of purchased material was $91.40 per pound, or US$66.60 per pound, compared to $97.00 per pound, or US$69.30 per pound in the second quarter of 2025. As a result, the average cash cost per pound of purchased material in Canadian dollar terms decreased by 6% this quarter compared to the same period last year.

For the first six months of the year, purchases totaled about $278 million, representing an average cost of $92.69 per pound, about $56.00 per pound higher than our total unit production cost for the year. The average cash cost of purchased material for the six-month period was $92.69, or US$67.52 per pound, compared to $102.74, or US$72.48 per pound in the same period in 2025. As a result, the average cash cost per pound of purchased material in Canadian dollar terms decreased by 10% for the six months compared to the same period last year.

We equity account for our share of JV Inkai. As a result, we record our share of its production as a purchase, which under Kazakhstan’s pricing regulations, requires that we purchase the material at a price equal to the uranium spot price, less a 5% discount. Our share of the economic benefit is reflected in the line item on our statement of earnings called, “share of earnings from equity-accounted investee” and is based on the difference between our purchase price and JV Inkai’s lower production cost (estimated average unit life of mine operating cash cost of $12.94 per pound). If there is a significant disruption to JV Inkai’s operations for any reason, it may not achieve its production plans, there may be a delay in production, and it may experience increased costs to produce uranium.

JV Inkai contribution to uranium segment

In the second quarter, $30 million is included in net earnings attributable to equity holders and $43 million is included in adjusted EBITDA from JV Inkai, compared to $62 million and $70 million respectively in the same period last year.

For the first six months of the year, $130 million is included in net earnings attributable to equity holders and $158 million is included in adjusted EBITDA from JV Inkai, compared to $98 million and $114 million respectively in the same period last year.

2026 SECOND QUARTER REPORT 27

The decrease in JV Inkai’s equity earnings and adjusted EBITDA in the second quarter of 2026 was largely driven by the timing of sales and increased costs. The increase in JV Inkai’s equity earnings and adjusted EBITDA for the first six months of the year was driven by the timing of sales and higher uranium prices, offset by increased costs compared to the prior year. In April, we received a cash dividend of US$124 million, net of withholdings, based on JV Inkai’s 2025 financial performance. From a cash flow perspective, we expect to realize the benefit from JV Inkai’s 2026 financial performance in 2027, once the dividend for 2026 is declared and paid.

The following table reconciles our share of earnings from JV Inkai to adjusted EBITDA:

	THREE MONTHS			SIX MONTHS
	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS)	2026	2025	CHANGE	2026	2025	CHANGE
Share of earnings from equity-accounted investee	30	62	(52)%	130	98	33%
Depreciation and amortization	4	4	—	10	4	>100%
Finance income	(1)	(1)	—	(2)	(1)	100%
Income tax expense	9	7	29%	19	8	>100%

EBITDA (non-IFRS, see page 40) attributable to JV Inkai	42	72	(42)%	157	109	44%

Unrealized foreign exchange losses (gains)	1	(2)	>(100)%	1	5	(80)%

Adjusted EBITDA (non-IFRS, see page 40)	43	70	(39)%	158	114	39%

Fuel services

(includes results for UF6, UO2, UO3 and fuel fabrication)

		THREE MONTHS			SIX MONTHS
		ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS		2026	2025	CHANGE	2026	2025	CHANGE
Production volume (million kgU)		3.0	3.2	(6)%	6.3	7.1	(11)%
Sales volume (million kgU)		3.6	4.4	(18)%	6.4	6.8	(6)%
Average realized price	($/kgU)	41.67	36.79	13%	44.62	43.75	2%
Average unit cost of sales (including D&A)	($/kgU)	33.06	27.32	21%	32.76	27.51	19%
Revenue ($ millions)		152	162	(6)%	286	297	(4)%
Earnings before income taxes ($ millions)		30	44	(32)%	75	112	(33)%
Adjusted EBITDA ($ millions) (non-IFRS, see page 40)		42	57	(26)%	97	132	(27)%
Adjusted EBITDA margin (%) (non-IFRS, see page 40)		28	35	(20)%	34	44	(23)%

SECOND QUARTER

Total revenue for the second quarter of 2026 decreased by 6% from $162 million in the same period last year to $152 million. This was due primarily to an 18% decrease in sales volume, partially offset by a 13% increase in realized price. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment and the mix of products and services sold this year compared to the same period last year. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly.

The total cost of products and services sold (including D&A) increased 1% ($121 million compared to $120 million in 2025) due to an increase of 21% in the average unit cost of sales, mostly offset by an 18% decrease in sales volume. Average unit cost of sales increased due to the mix of products and services sold this year compared to the same period last year.

The net effect was a $14 million decrease in net earnings.

FIRST SIX MONTHS

In the first six months of the year, total revenue decreased 4% to $286 million from $297 million for the same period last year due to a 6% decrease in sales volume, partially offset by a 2% increase in average realized price. The increase in average realized price was mainly the result of contracts that were entered into in an improved price environment. Customers choose when in the year to receive deliveries and as a result, our quarterly delivery patterns and, therefore, our sales volumes and revenue can vary significantly.

28 CAMECO CORPORATION

The total cost of products and services sold (including D&A) increased 12% ($210 million compared to $187 million in 2025) due to an increase of 19% in the average unit cost of sales, partially offset by a 6% decrease in sales volume. Average unit cost of sales increased due to the mix of products and services sold this year compared to the same period last year.

The net effect was a $37 million decrease in net earnings.

Westinghouse

OUR EARNINGS FROM WESTINGHOUSE

Westinghouse is one of the world’s largest nuclear services businesses owned in a strategic partnership between Cameco and Brookfield, where Cameco owns a 49% interest and Brookfield owns the remaining 51%. Cameco accounts for its interest under the equity method of accounting in Canadian dollars.

	THREE MONTHS			SIX MONTHS
	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS) (our share)	2026	2025	CHANGE	2026	2025	CHANGE
Net earnings (loss)	(10)	126	>(100)%	(56)	64	>(100)%
Depreciation and amortization	96	95	1%	192	192	—
Finance income	(1)	(1)	—	(1)	(1)	—
Finance costs	44	51	(14)%	91	100	(9)%
Income tax expense (recovery)	5	46	(89)%	(10)	29	>(100)%

EBITDA (non-IFRS, see page 40)	134	317	(58)%	216	384	(44)%

Inventory purchase accounting	2	5	(60)%	2	5	(60)%
Other expenses	9	2	>100%	16	8	100%
Restructuring costs	16	14	14%	19	26	(27)%
Long-term incentive plan	7	16	(56)%	43	20	>100%
Unrealized foreign exchange losses (gains)	(5)	(2)	>(100)%	(12)	2	>(100)%

Adjusted EBITDA (non-IFRS, see page 40)	163	352	(54)%	284	445	(36)%

Capital expenditures	54	46	17%	104	89	17%

Adjusted free cash flow (non-IFRS, see page 40)	109	306	(64)%	180	356	(49)%

Revenue	863	1,033	(16)%	1,731	1,803	(4)%

Adjusted EBITDA margin (%) (non-IFRS, see page 40)	19	34	(44)%	16	25	(36)%

We use adjusted EBITDA as a performance measure as the impact of the revaluation of Westinghouse’s inventory and assets, fair value adjustments of long-term incentive plan and restructuring and the other charges do not reflect the underlying performance for the reporting period.

SECOND QUARTER

In the second quarter, adjusted EBITDA was $163 million, compared to $352 million in the same period last year. The decrease from the same quarter last year is primarily related to the US$170 million increase in our share of Westinghouse’s 2025 second quarter revenue tied to Westinghouse’s participation in the construction project for two nuclear reactors at the Dukovany power plant in the Czech Republic, partially offset by higher fuel volume in Westinghouse’s core business and higher AP1000 project volume this quarter compared to last year.

FIRST SIX MONTHS

In the first six months of the year, adjusted EBITDA was $284 million, compared to $445 million in the same period last year, mainly as a result of our share of Westinghouse’s 2025 revenue from the Dukovany construction project, partially offset by improvements in Westinghouse’s core business and increased AP1000 project volume in 2026.

Westinghouse’s quarterly results are not necessarily a good indication of annual results due to variability in timing of customer requirements and delivery and outage schedules.

2026 SECOND QUARTER REPORT 29

Our operations

Uranium – production overview

We produced 3.9 million pounds of U3O8 (our share) in the second quarter and 10.1 million pounds of production (our share) in the first six months of 2026, compared to 4.6 million pounds and 10.6 million pounds in the same periods of 2025, respectively.

We continue to evaluate the optimal mix of inventory supply sources, which can include production, purchases and product loans, in order to retain flexibility and deliver long-term value.

URANIUM PRODUCTION

	THREE MONTHS			SIX MONTHS
	ENDED JUNE 30			ENDED JUNE 30
OUR SHARE (MILLION LB)	2026	2025	CHANGE	2026	2025	CHANGE	2026 PLAN
Cigar Lake	1.6	2.8	(43)%	4.3	5.5	(22)%	9.5 to 10.0
McArthur River/Key Lake	2.3	1.8	28%	5.8	5.1	14%	10.0 to 11.5

Total	3.9	4.6	(15)%	10.1	10.6	(5)%	19.5 to 21.5

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs. We are working with suppliers to ensure access to required operating materials and monitoring higher prices for certain commodities (fuels, sulfur and other reagents) related to shipping disruptions in the Middle East. While we expect these disruptions to drive some cost increases, we do not anticipate a material impact on our 2026 financial results.

At the Key Lake mill, the annual maintenance shutdown is expected to begin in the third quarter and will include the installation of new infrastructure and repairs to major existing infrastructure. As a result of this work, the shutdown is expected to be longer than in previous years. There is no planned shutdown of the McArthur River mine in 2026. The annual maintenance outage at the Cigar Lake mine occurred in the second quarter of 2026, compared to the third quarter in previous years.

Uranium 2026 Q2 updates

PRODUCTION UPDATE

McArthur River/Key Lake

In the second quarter of 2026, total packaged production from McArthur River and Key Lake was 3.3 million pounds (2.3 million pounds our share) compared to 2.6 million pounds (1.8 million pounds our share) in the second quarter of 2025. In the first six months of the year, total packaged production from McArthur River and Key Lake was 8.3 million pounds (5.8 million pounds our share) compared to 7.3 million pounds (5.1 million pounds our share) in the first six months of 2025. Production has been higher in 2026 due to differences in the mine plan.

In May, flooding in northern Saskatchewan affected the primary transportation route used to supply the McArthur River and Key Lake operations. Although the sites themselves were not directly impacted, the delivery of critical operating materials and reagents was interrupted, resulting in a temporary suspension of production at Key Lake and reduced mining activity at McArthur River for approximately two weeks. We continue to expect production between 14.0 million to 16.5 million pounds of U3O8 (10.0 million to 11.5 million pounds our share) in 2026.

The annual maintenance outage at the Key Lake mill is expected to begin in the third quarter. Due to the nature of the work being carried out, the planned shutdown period is expected to be longer than in previous years and there is a risk that production may be impacted if there are restart challenges or delays in commissioning new equipment.

A new collective agreement with the United Steelworkers Local 8914 was reached in April 2026, for a three-year term, expiring in December 2028.

30 CAMECO CORPORATION

Cigar Lake

Total packaged production from Cigar Lake was 2.9 million pounds (1.6 million pounds our share) in the second quarter of 2026 compared to 5.1 million pounds (2.8 million pounds our share) in the second quarter of 2025. In the first six months of the year, total packaged production from Cigar Lake was 7.9 million pounds (4.3 million pounds our share) compared to 10.1 million pounds (5.5 million pounds our share) in the first six months of 2025. The lower packaged production in 2026 was due to the timing of the annual maintenance outage, which occurred in the second quarter, compared to the third quarter in 2025.

Subsequent to the quarter, Cigar Lake temporarily suspended production activities for two weeks due to operational challenges at Orano’s McClean Lake mill. The mine’s 2026 production outlook remains unchanged and we continue to expect production between 17.5 million to 18.0 million pounds of U3O8 (9.5 million to 10.0 million pounds our share) in 2026.

In July 2026, we closed our transaction to purchase (jointly with Orano) TEPCO’s ownership share of Cigar Lake, increasing our ownership stake to 57.4%. The range of our share of 2026 expected production remains unchanged based on the new ownership structure.

Inkai

Production on a 100% basis was 2.8 million pounds for the quarter and 5.3 million pounds for the first six months of the year, compared to 2.3 million pounds and 3.5 million pounds respectively in the same period last year.

JV Inkai is targeting 2026 production of 10.4 million pounds (100% basis) of which our purchase allocation is expected to be 4.2 million pounds U3O8. In the first half of the year, we purchased 0.8 million pounds of U3O8. The achievement of JV Inkai’s 2026 production target requires it to successfully manage several ongoing risks, including the availability of sulfuric acid, other procurement and supply chain issues, transportation challenges, construction delays and inflationary pressures on its production costs.

Due to equity accounting, our share of production is shown as a purchase at a 5% discount to the spot price and included in inventory at this value at the time of delivery. Our share of the profits earned by JV Inkai on the sale of its production to the joint venture partners is included in “share of earnings from equity-accounted investee” on our consolidated statement of earnings. Excess cash, net of working capital requirements, is distributed to the partners as dividends once declared.

The geopolitical situation continues to cause transportation risks in the region. We could continue to experience delays in our expected Inkai deliveries. To mitigate this risk, we have inventory, long-term purchase agreements and loan arrangements in place we can utilize. Depending on when we receive shipments of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

TIER-TWO CURTAILED OPERATIONS

US ISR Operations

As a result of our 2016 curtailment decision, commercial production has ceased. As production is suspended, we expect ongoing cash and non-cash care and maintenance costs to range between US$15 million and US$16 million for 2026.

Rabbit Lake

Rabbit Lake remains in a safe state of care and maintenance following the suspension of production in 2016. We continue to evaluate opportunities to minimize care and maintenance costs while maintaining critical infrastructure and processes. We expect care and maintenance costs to range between $44 million and $47 million for 2026.

Fuel services 2026 Q2 updates

PORT HOPE CONVERSION SERVICES

CAMECO FUEL MANUFACTURING INC. (CFM)

Production update

Fuel services produced 3.0 million kgU in the second quarter of 2026, 6% lower than the second quarter of 2025. Production in the first six months of 2026 was 6.3 million kgU, 11% lower compared to the same period last year, due to unplanned interruptions that impacted production during the period.

2026 SECOND QUARTER REPORT 31

Our fuel services segment includes the combined production of UO2, UF6, and heavy water reactor fuel bundles. Our annual production expectation for fuel services remains between 13 million and 14 million kgU of combined fuel services products in 2026 (outlook and production results are not disclosed by individual product line).

Inflation, the availability of personnel with the necessary skills and experience, aging infrastructure, and the impact of supply chain challenges on the availability of materials and reagents carry with them the risk that we do not achieve our production plans and/or experience production delays and increased costs.

Licensing

The current CNSC operating licence for the Port Hope conversion facility expires in February 2027. The relicensing process is underway and on track, with hearings scheduled for the fourth quarter of 2026.

Westinghouse 2026 Q2 updates

We are updating the business framework for Westinghouse to reflect recent developments. The tables and explanations below illustrate Westinghouse management’s current expectations regarding costs and resulting margins across business lines. The frameworks are illustrative and based on certain assumptions which Westinghouse management believes to be reasonable and are not forecasts, targets or guidance. Westinghouse’s ability to achieve the illustrative revenue and margins is sensitive to a variety of factors further described below and under Caution about forward-looking information on page 38. The estimates for total addressable market and the illustrative unit economics included in this MD&A are based on a number of assumptions and may not reflect Westinghouse’s actual future performance. Actual outcomes will depend on variables, including customer negotiations and fee structures, market conditions, supply-chain costs and dynamics, manufacturing efficiency and utilization, financing assumptions, customer adoption, power output of the AP1000 reactors, AP300 small modular reactors (SMRs) and eVinci microreactors, Westinghouse’s ability to achieve nth-of-a-kind economics with the AP1000 reactor, expected useful life of the reactors, estimated costs, margins and revenue profiles of the reactors, and other near term economics, any of which could cause material differences from the figures presented in this section.

This section includes information on Westinghouse’s adjusted EBITDA margin for future projects. We are unable to provide a reconciliation of Westinghouse’s adjusted EBITDA margin for future projects to the most directly comparable GAAP metric, net income margin, without unreasonable effort due to the inherent uncertainty of forecasting amortization, taxes and other expense items of a non-cash, non-recurring or other extraordinary nature.

All amounts provided in this section are in US dollars, in accordance with US GAAP and reflect Westinghouse’s 100% ownership share.

Westinghouse is organized under two operating segments:

Operating Plants business (previously referred to as Core business), provides engineered equipment, operating plants services and nuclear fuel products and services to the global installed base of operating reactors and, it services approximately 63% of the approximately 417 installed operating reactors globally (based on reactor count). It is organized into three business lines:

•

Fuel: designs and manufactures nuclear fuel assemblies and provides related engineering, fabrication and de-conversion services to utilities worldwide. Westinghouse currently fuels about 40% of the world’s operating fleet.

•

Outage Services: provides a comprehensive suite of outage, maintenance, inspection and repair services to operating nuclear power plants. Westinghouse currently services nearly two-thirds of the global fleet, including service penetration of approximately 75% of global pressurized water reactors, 91% of boiling water reactors, 100% of advanced gas-cooled reactors and 32% of vodo-vodyanoi enyergeticheskiy reaktor (“VVER”) reactors outside Russia.

•

Long-term Operations: provides a broad portfolio of critical equipment, engineering, instrumentation and control solutions, and replacement parts that support the safe and reliable operation of the global nuclear fleet. On average, a typical pressurized water reactor life-extension requires US$500 million to US$1 billion of investment over a 10-year period. Westinghouse is engaged in the majority of the approximately 30 uprate applications currently submitted in the US.

32 CAMECO CORPORATION

New Plants business (previously referred to as New Build), provides design, engineering, licensing, procurement and other services for new nuclear generation projects, including its AP1000 reactor technology, which is the first and only generation III+ pressurized water reactor operating today with fully passive safety systems, and its advanced technology portfolio which includes the design of its AP300™ SMR technology, the eVinci™ microreactor technology which is under development, and advanced fuels and AI platform.

CAPITAL ALLOCATION FRAMEWORK

Similar to our capital allocation framework, Westinghouse utilizes an allocation process with an objective to deliver long-term value. Each investment opportunity is evaluated and expected to provide a sufficient risk-adjusted return. Sustaining existing assets and business may be prioritized differently than new investment opportunities. The evaluation of opportunities and capital commitments are formalized through the annual budget process.

Currently, Westinghouse expects to generate sufficient operating cash flow to sustain its Operating Plants business. Due to the demand secured with respect to the deployment of the AP1000, supporting AP1000 growth continues to be a priority. Additionally, the company continues to focus on strengthening its balance sheet and expects to delver over time, which may include reducing debt. Beyond supporting the existing business, investment opportunities to advance the AP300 SMR design, eVinci microreactor, and other technologies will be prioritized appropriately in line with customer demand.

BUSINESS FRAMEWORKS

The following tables and additional information contain new details and updates to the AP1000 deployment framework we provided in previous reports. We are also providing additional information for the Operating Plants business and the New Plants business, including backlog, orders entered, and deployment frameworks for the AP300 SMR and eVinci microreactor. We believe this information is useful to our investors in assessing Westinghouse’s committed future business, assessing expected revenue trends and operational performance, ability to generate cash flows to meet its cash requirements, demand for its products, as well as in monitoring business growth trends across its operations.

Operating Plants Business

Westinghouse’s Operating Plants business services about 63% of the approximately 417 installed and operating reactors globally and provides fueling services to about 40%. This segment is characterized by recurring and predictable revenue and cash flow streams, the majority of which are secured in advance under long-term contracts with durations that can range from three to more than 10 years, depending on the product or service being provided.

US$ BILLIONS	FUEL	OUTAGE SERVICES	LONG-TERM OPERATIONS	TOTAL	NEW PLANTS
Backlog (Dec 31, 2025)[1]	$7.3	$2.6	$3.3	$13.2	$0.8
New Orders Entered (Dec 31, 2025)[2]	$2.3	$1.8	$1.1	$5.2	$2.0

[1]

Backlog represents the estimated value, as of a measurable date, of unsatisfied or partially unsatisfied performance obligations under customer contracts for products and services that Westinghouse expects to recognize as revenue in future periods. Backlog unwinds largely within 10 years depending on the timing and mix of underlying contracts. It is not a measure of revenue recognized in accordance with IFRS, and actual revenue realized may differ from the amounts reflected in Backlog as a result of contract modifications, cancellations, foreign currency fluctuations, timing of project execution, or other factors.

[2]

New Orders represent the estimated value of customer commitments received during the period based on executed customer contracts for the purchase of Westinghouse’s products and services. The estimated value is determined in accordance with IFRS revenue recognition principles and reflects the consideration expected to be recognized as revenue under those contracts. Because New Orders represent expected future revenue under customer arrangements, they are not measures of revenue recognized in accordance with IFRS and should be considered together with the Westinghouse financial information contained in our MD&A, financial statements and notes to our financial statements.

GLOBAL AP1000 PIPELINE

We believe Westinghouse is positioned to capture approximately one-third of global new-build nuclear capacity (excluding China, Russia and SMRs) through 2040. Today, Westinghouse has a pipeline of potential AP1000 deployment opportunities for up to 91 potential reactors (up to 105 GWe) across its global markets. Projects generally progress through the same key milestones to reach a final investment decision, however project progression is subject to variations. The category or pipeline stages are as follows:

•

DOE American Nuclear Supply Chain Loans (up to 10 reactors): In June 2026, Westinghouse and the Department of Energy’s Office of Energy Dominance Financing announced a conditional commitment of $17.5 billion to finance the purchase of long-lead time items (LLI) for up to ten AP1000 reactors in the United States.

2026 SECOND QUARTER REPORT 33

•

The American Nuclear Supply Chain Loans package is designed to enable up to five large-scale, two-unit AP1000 reactor sites, through a structure of special purpose vehicles (SPV) that procure and hold LLI on behalf of individual utility customers or energy companies. This enables the early, programmatic purchase of standardized AP1000 reactor components, expected to mitigate critical-path risks related to equipment availability, manufacturing capacity, and logistics. By pulling forward LLI procurement ahead of final investment decision (FID), the program is designed to accelerate each project’s Commercial Operation Date (COD) relative to conventional ordering timelines where LLI are not ordered until after FID.

•

The structure conditionally commits loan funding for each SPV, which will be jointly owned by Westinghouse and the applicable utility or energy company for a two-reactor project. Westinghouse will provide procurement services for the LLI to each SPV on a fixed-price basis, including contingency for escalation. Westinghouse and the applicable utility or energy company are required to commit project equity totaling approximately $500 million each for a total equity contribution of $1 billion per project upfront.

•	The procurement activities and equity contribution under these conditional loans are expected to be largely cash flow neutral to Westinghouse until customers make a FID.

•

Westinghouse, the DOE, applicable utilities and energy companies must satisfy certain technical, legal, environmental, and financial conditions before the DOE enters into definitive financing documents and funds the loans under the American Nuclear Supply Chain Loans.

•

DOC Strategic Partnership (up to 10 reactors): In October 2025, Westinghouse, alongside its owners Brookfield and Cameco, announced a strategic partnership with the US Department of Commerce (DOC) to support the construction of a new fleet of AP1000 reactors. The partnership framework contemplates that the DOC will receive a participation interest in Westinghouse that will vest if the DOC invests at least $80 billion in new nuclear reactor projects in the United States prior to January 2029.

•

LLI ordering and Engineering, Procurement, and Construction (LLI/EPC) (5 reactors): This phase covers the project duration from first purchase for LLI to reactors reaching COD. Specific milestones like FID, limited notice to proceed, full notice to proceed, first nuclear concrete (FNC) are highly dependent on the specifics of each project and on the project delivery model. This stage includes procurement of LLI and detailed project planning in parallel with EPC negotiation. Refer to Illustrative 2-Unit AP1000 Reactor Illustrative Revenue Schedule for initial and nth-of-a-kind project durations.

•

Early Services Contracts (“ESC”) (4 reactors): Projects with binding agreements for advanced site-specific engineering and regulatory licensing support, which is reflective of revenue-generating activities typical for projects being deployed in Europe. Typical work done during this phase is conducted over two to three years.

•

Front-End Engineering and Design (“FEED”) (11 reactors): Projects where customers commit preliminary capital for Westinghouse to develop the initial, site-specific engineering plans, site layouts and detailed cost estimates. Typical timing for the FEED stage is one to two years.

•

Origination (51 units): Begins at the first point of contact with a customer where they are actively considering nuclear deployment options and includes monitoring and marketing activities prior to getting to an initial study contract. Timing for this stage can vary significantly from one year to more than ten years, dependent on the customer dynamics, including whether and when a customer’s evaluation progresses beyond initial monitoring and marketing to active pursuit of a study contract.

Projects may not progress through all milestones, and/or may progress at different rates, in addition a project may leave the pipeline at any point.

The pipeline of projects is shown below. The COD timeframe represents the majority of the expected CODs for reactors in each commercial stage and is illustrative only.

34 CAMECO CORPORATION

PROJECT NAME	COUNTRY	NUMBER OF UNITS	TOTAL CAPACITY (GWE)	COD TIMEFRAME
DOE American Nuclear Supply Chain Loans	United States	up to 10	up to 11.5	Mid 2030s
US Department of Commerce	United States	up to 10	up to 11.5	Mid-Late 2030s
LLI/EPC	United States (V.C. Summer restart)	2	2.3	Early-Mid 2030s
	Poland (Lubiatowo-Kopalino)	3	3.5	Mid 2030s
ESC	Bulgaria (Kozloduy Units 7 & 8)	2	2.3	Mid-Late 2030s
	Ukraine (Khmelnytskyi Units 5 & 6)	2	2.3	Mid-Late 2030s
FEED-Stage Projects	Netherlands, Slovenia, Finland/Sweden, US	11	12.7	Late 2030s
Origination	Canada, India, Saudi Arabia, Slovakia, US, Other European countries	51	59.3	Late 2030s to Early 2040s

Total of selected projects		up to 91	up to 105

Illustrative Economics and Assumptions for AP1000 Reactor Deployment

The illustrative economics and assumptions below update the AP1000 contracting framework and illustrative framework of Westinghouse revenue flow for a reactor new build project contained in our 2025 Annual MD&A. The updates reflect Westinghouse management’s current expectations regarding costs and resulting margins across business line. Through the design, construction and operation of the first AP1000 reactor units, Westinghouse has incorporated extensive lessons learned across every major area that influences project execution. It has taken steps to standardize a modular design, qualify a global supply chain, and enhance construction planning methodologies.

2026 SECOND QUARTER REPORT 35

2026 US$	ILLUSTRATIVE ECONOMICS AND ASSUMPTIONS	AP1000 NEAR-TERM	AP1000 NTH-OF-A-KIND
New Plants business segment	Deployment Configuration	Two reactor plant
	Net Capacity for 2-Unit Project (Mwe)	~2,300
	Nuclear Construction Period - FNC to COD	~66 months per unit	20 to 30% reduction
	Duration - First Purchase Order to COD of 1st unit	9 to 10 years	20 to 30% reduction
	Duration - First Purchase Order to COD of 2nd unit	10 to 11 years	20 to 30% reduction
	Useful Life per unit	80+ years
	Overnight Capital Cost for 2-unit Project	$20 billion to $26 billion	$14 billion to $17 billion
	Westinghouse Share of Project Value	40% to 45%[1]
	Westinghouse Share of 2-unit Project Value	$8 billion to $11 billion	$6 billion to $8 billion
	Normalized Adjusted EBITDA Margin for 2-unit Project (inclusive of allocated SG&A costs)(non-GAAP, see page 40)	~20%[1]
	Annual Units Deployed	—	4 to 6 reactors
Operating Plants business segment	Annual Average Westinghouse Revenue for 2-unit Project (levelized over plant operating life)	$45 million to $60 million

[1]

Our previously disclosed framework was based on an MIT (Massachusetts Institute of Technology) study published in 2018 (updated in 2024), where cost to construct a next-of-a-kind AP1000 reactor in the US was estimated to be US$9 billion to US$13 billion per unit (US$18 billion to US$26 billion for a two-unit deployment), Westinghouse’s scope of the Overnight Capital Cost was expected to be about 25% to 40%, and adjusted EBITDA margin was expected to be between 10% and 20%. As was noted in the study, there is expected to be a notable and measurable effect where multiple reactors are built. Adjusted EBITDA margin is a non-GAAP measure. See the information starting on page 40.

The following assumptions were used to prepare the table above:

•

Nth-of-a-kind economics are achieved after five deployments, each consisting of two reactor units located on a single project site for a total of 10 units, and a sustained demand of at least two reactor units per year is achieved. Each successive two-unit plant deployment benefits from a number of initiatives, including industrializing and optimizing its supply chain, improving field labour productivity, standardizing fleet design, applying AI tools, and economies of scale and construction, which are expected to lead to time and cost savings resulting in a total project duration timeline improvement of about 20% to 30% compared to the estimated project duration for near-term AP1000 reactors and a total cost improvement of $6 billion to $9 billion, as well as an acceleration in the percentage of revenue earned in the first five years from 50% to 85%.

•

Near term economics for overnight capital costs were informed using historic data and analysis from the design, construction and operation of the first AP1000 reactor units, in particular the Vogtle 3 and 4 plants. Westinghouse has incorporated extensive lessons learned across every major area that influences project execution. It has taken steps to standardize a modular design, gain regulatory approval for the design, qualify a global supply chain, and enhance construction planning methodologies. The detailed analysis of the cost and schedule overruns at Vogtle were largely consistent with independent peer studies of first-of-a-kind projects. The economics assume that customer commitments are successfully concluded at each stage of the reactor deployment pipeline and there are no significant licensing changes for future AP1000 deployments.

•

Westinghouse’s scope and EBITDA margins are consistent with current AP1000, which are based on discussions with potential customers and supply chain partners. The scope and margins are subject to slight variations for site specific changes.

•	There will be sufficient infrastructure and capacity to support the target deployment rate.

36 CAMECO CORPORATION

Illustrative 2-Unit AP1000 Reactor Revenue Schedule

The chart below shows an illustrative revenue schedule for a typical near-term and nth-of-a-kind AP1000 reactor deployment based on certain assumptions, noted under AP1000 Reactor Assumptions above, which management believes to be reasonable as of the date of this document and is not a forecast, target or guidance. The ability to achieve the illustrative revenue schedule is sensitive to a variety of factors further described in the assumptions above. The exact deployment timeline for any specific project will vary based on project, site and owner-specific characteristics.

Illustrative Economics and Assumptions for the AP300 SMR

The AP300 SMR is Westinghouse’s small modular reactor design that leverages the licensed AP1000 reactor design basis, passive safety architecture, and regulatory foundation, and is focused on design completion, licensing, and procurement activities. The AP300 SMR is expected to extend Westinghouse’s proven technology into markets where grid scale, industrial demand, site constraints, or financing capacity favor smaller nuclear power plants. The following economics and assumptions are illustrative estimates only and are not a forecast, target or guidance.

•

Deployment configuration: An ideal AP300 SMR deployment will be similar to the AP1000 and consists of two reactors located on a single project site. Westinghouse currently has over 30 AP300 SMR units in origination.

•

Nuclear construction period: If Westinghouse is successful in advancing the AP300 SMR design, the nuclear construction period per unit (from first nuclear concrete to commercial operation date) could be approximately 40 months, with first commercial operations potentially occurring in the mid- to late-2030s, assuming all regulatory approvals required are received, and on the timelines expected, market demand for SMRs, and in particular the AP300 SMR, supports commercialization of the technology, Westinghouse is able to access the specialized components, and fuel and facilities to support testing. Our expectations related to the timeline for COD assume that Westinghouse is able to work with a customer to identify and licence a first deployment site prior to 2030.

•

Useful life: We estimate that the AP300 SMR can achieve a similar useful life to the AP1000 reactor, designed to be and estimated at 80 or more years, assuming appropriate maintenance and life extension activities are conducted.

•

Estimated remaining cost to finalize the development of the design: We estimate that it will cost $0.8 billion to $1.2 billion to finalize the design of our AP300 SMR, which is based on Westinghouse’s assumed current level of design and remaining scope to complete using rough order of magnitude estimates, and assumes adequate funding is allocated to support completion of the design on the timelines assumed.

•

Overnight capital cost: Nth-of-a-kind projects, consisting of two AP300 SMR units, potentially have overnight capital costs of approximately $6 billion to $8 billion (2026 dollars). The overnight capital costs assumes that approximately 80% of the supply chain can be shared with AP1000 and there are no delays that extend the construction beyond the expected timeframe. Cost estimates exclude initial fuel loading costs, which are procured separately. Near-term AP300 SMR deployments have the potential to cost approximately 50% more than nth-of-a-kind projects, with costs expected to decline over time through learning and experience.

2026 SECOND QUARTER REPORT 37

•

Westinghouse’s illustrative share of the project value and adjusted EBITDA margin (non-GAAP; see page 40): Westinghouse expects its share of the project value and adjusted EBITDA margin to be similar to that of the AP1000 reactor.

•

Illustrative annual average Westinghouse revenue: Westinghouse estimates that AP300 SMR revenues will be earned under a similar timing cadence as the AP1000 reactor, over a shorter time period given the smaller footprint of the AP300 SMR and shorter estimated construction timeline.

•

Westinghouse believes it would have capacity to support the deployment of three to four AP300 SMR units per year on a regular run-rate basis, assuming there will be sufficient supporting industrial infrastructure and labour capacity available.

Illustrative Economics and Assumptions for the eVinci MicroReactor

The eVinci microreactor is Westinghouse’s microreactor and designed to provide carbon-free electricity and heat for a range of applications, including critical national infrastructure, space, military installations, remote communities, mining operations, and data center applications. The eVinci microreactor is being developed for extended autonomous operation with minimal on-site staffing, with the goal of enabling deployment in contexts that demand energy resilience without large operational footprints. Near-term development activities include component testing, heat-pipe validation, digital modeling, and manufacturing demonstrations, while larger program milestones are designed to progressively address technical, regulatory, manufacturing, schedule, and cost risks. The following economics and assumptions are illustrative estimates only and are not a forecast, target or guidance.

•

Net Capacity output: Westinghouse expects actual net power output of its eVinci microreactor to be one MWe for the initial prototype developed under its existing government-sponsored program. It expects that the design can be updated to five MWe for commercial non-space, non-military applications.

•	Nuclear Construction Period: Westinghouse expects that the eVinci microreactor will be built in-factory over two- to three-years and then shipped to site.

•

Useful Life: Westinghouse estimates that an eVinci microreactor can run for eight years without reloading its fuel. It is targeting a design life of 40 or more years for the commercial five MWe configuration, assuming appropriate maintenance and life extension activities are conducted.

•

Estimated remaining cost to finalize development: Westinghouse estimates that it could cost between about $0.1 billion to $0.2 billion to finalize the development of an eVinci one MWe nuclear test reactor through government-sponsored programs, which comprises the nuclear island and excludes the conventional island of the design. Our development costs exclude fuel costs, as we expect that the government-sponsored programs we are participating in will supply fuel during testing. The estimated cost to develop the reactor and finalize the design is based on Westinghouse’s assumed current level of development and remaining scope to complete using rough order of magnitude estimates, and assumes adequate funding is allocated to support completion development and to finalize the design on the timelines expected.

•

Westinghouse share of project value and adjusted EBITDA margin (non-GAAP; see page 40): For each eVinci microreactor unit sold, Westinghouse’s project value is estimated between about $0.2 billion and $0.5 billion. Westinghouse estimates a potential normalized adjusted EBITDA margin in line with the corporate margin, subject to further cost estimates as it progresses the commercial design. If successful, it assumes existing Westinghouse infrastructure will be sufficient to support the deployment of approximately three units per year globally. Westinghouse may also evaluate the potential to further advance the technology and expand its infrastructure to allow for deployments at a pace of multiples of ten units per year should the commercial market opportunity materialize as expected to support the investment to scale up.

Caution about forward-looking information relating to Westinghouse’s business, operations and financial condition

This discussion of our expectations for Westinghouse’s business, operations and financial condition is forward-looking information that is based upon the assumptions and subject to the material risks discussed above and under the heading Caution about forward-looking information beginning on page 2. Actual results and events may be significantly different from what we currently expect.

38 CAMECO CORPORATION

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE • Greg Murdock, senior advisor, technical services, Cameco • Daley McIntyre, general manager, Key Lake, Cameco CIGAR LAKE • Kirk Lamont, general manager, Cigar Lake, Cameco	INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

2026 SECOND QUARTER REPORT 39

Non-IFRS and Non-GAAP measures

The non-IFRS and non-GAAP measures referenced in this document are supplemental measures, which are used by Cameco and Westinghouse as indicators of our financial performance. These measures are (i) with respect to Cameco, adjusted net earnings, EBITDA, adjusted EBITDA, adjusted free cash flow, adjusted EBITDA margin, cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium and (ii) with respect to Westinghouse, normalized adjusted EBITDA margin for future projects and adjusted EBITDA margin for future projects. Management believes that these non-IFRS and non-GAAP measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our and Westinghouse’s operational performance and our and Westinghouse’s ability to generate cash flows to meet cash requirements. These measures are not recognized measures under IFRS or GAAP, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS or, for Westinghouse, GAAP. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results starting on page 35 of our 2025 annual report).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange starting on page 18 for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

40 CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the second quarter and first six months of 2026 and compares it to the same periods in 2025.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2026	2025	2026	2025
Net earnings attributable to equity holders	25	321	156	391

Adjustments
Adjustments on derivatives	58	(163)	98	(175)
Unrealized foreign exchange losses (gains)	(13)	71	(22)	67
Share-based compensation	10	39	63	37
Adjustments on other operating expense (income)	10	(8)	4	(7)
Income taxes on adjustments	(16)	35	(41)	39
Adjustments on equity investees (net of tax):
Inventory purchase accounting	2	4	2	4
Unrealized foreign exchange losses (gains)	(4)	(3)	(11)	7
Long-term incentive plan	5	12	32	15

Adjusted net earnings	77	308	281	378

The following table shows what contributed to the change in adjusted net earnings in the second quarter and first six months of 2026 compared to the same periods in 2025.

		THREE MONTHS		SIX MONTHS
		ENDED JUNE 30		ENDED JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings - 2025	321	308	391	378

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization)
Uranium	Impact from sales volume changes	(41)	(41)	(21)	(21)
	Higher realized prices (US$)	104	104	154	154
	Foreign exchange impact on realized prices	(19)	(19)	(42)	(42)
	Higher costs	(103)	(103)	(94)	(94)

	Change – uranium	(59)	(59)	(3)	(3)

Fuel services	Impact from sales volume changes	(7)	(7)	(6)	(6)
	Higher realized prices ($)	18	18	6	6
	Higher costs	(22)	(22)	(34)	(34)

	Change – fuel services	(11)	(11)	(34)	(34)

	Other changes
	Lower (higher) administration expenditures	19	(10)	(44)	(18)
	Higher exploration and research and development expenditures	(13)	(13)	(13)	(13)
	Change in reclamation provisions	(21)	(3)	(13)	(2)
	Lower earnings from equity-accounted investees	(168)	(178)	(88)	(91)
	Change in gains or losses on derivatives	(202)	19	(241)	32
	Change in foreign exchange gains or losses	106	22	117	28
	Higher finance income	3	3	9	9
	Higher finance costs	(3)	(3)	(1)	(1)
	Change in income tax recovery or expense	50	(1)	71	(9)
	Other	3	3	5	5

	Net earnings - 2026	25	77	156	281

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

2026 SECOND QUARTER REPORT 41

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of our underlying business performance or that impact our ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBITDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the tables below reconcile earnings before income taxes with EBITDA and adjusted EBITDA for the second quarter of 2026 and 2025.

For the quarter ended June 30, 2026:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	170	30	(10)	(165)	25
Depreciation and amortization	58	12	—	2	72
Finance income	—	—	—	(8)	(8)
Finance costs	—	—	—	30	30
Income taxes	—	—	—	21	21

	228	42	(10)	(120)	140
Adjustments on equity investees
Depreciation and amortization	4	—	96	—	100
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	44	—	44
Income taxes	9	—	5	—	14

Net adjustments on equity investees	12	—	144	—	156

EBITDA	240	42	134	(120)	296
Gain on derivatives	—	—	—	58	58
Other operating expense	10	—	—	—	10
Share-based compensation	1	—	—	9	10
Unrealized foreign exchange gains	—	—	—	(13)	(13)

	251	42	134	(66)	361
Adjustments on equity investees
Inventory purchase accounting	—	—	2	—	2
Long-term incentive plan	—	—	7	—	7
Restructuring costs	—	—	16	—	16
Other expenses	—	—	9	—	9
Unrealized foreign exchange losses (gains)	1	—	(5)	—	(4)

Net adjustments on equity investees	1	—	29	—	30

Adjusted EBITDA	252	42	163	(66)	391

[1]	JV Inkai adjusted EBITDA of $43 million is included in the uranium segment. See Financial results by segment—Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

42 CAMECO CORPORATION

For the quarter ended June 30, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	281	44	126	(130)	321
Depreciation and amortization	71	13	—	2	86
Finance income	—	—	—	(5)	(5)
Finance costs	—	—	—	27	27
Income taxes	—	—	—	71	71

	352	57	126	(35)	500
Adjustments on equity investees
Depreciation and amortization	4	—	95	—	99
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	51	—	51
Income taxes	7	—	46	—	53

Net adjustments on equity investees	10	—	191	—	201

EBITDA	362	57	317	(35)	701
Loss on derivatives	—	—	—	(163)	(163)
Other operating income	(8)	—	—	—	(8)
Share-based compensation	—	—	—	39	39
Unrealized foreign exchange losses	—	—	—	71	71

	354	57	317	(88)	640
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Long-term incentive plan	—	—	16	—	16
Restructuring costs	—	—	14	—	14
Other expenses	—	—	2	—	2
Unrealized foreign exchange gains	(2)	—	(2)	—	(4)

Net adjustments on equity investees	(2)	—	35	—	33

Adjusted EBITDA	352	57	352	(88)	673

[1]	JV Inkai adjusted EBITDA of $70 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

For the six months ended June 30, 2026:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	528	75	(56)	(391)	156
Depreciation and amortization	115	21	—	3	139
Finance income	—	—	—	(18)	(18)
Finance costs	—	—	—	58	58
Income taxes	—	—	—	53	53

	643	96	(56)	(295)	388
Adjustments on equity investees
Depreciation and amortization	10	—	192	—	202
Finance income	(2)	—	(1)	—	(3)
Finance expense	—	—	91	—	91
Income taxes	19	—	(10)	—	9

Net adjustments on equity investees	27	—	272	—	299

EBITDA	670	96	216	(295)	687
Gain on derivatives	—	—	—	98	98
Other operating expense	4	—	—	—	4
Share-based compensation	1	1	—	61	63
Unrealized foreign exchange gains	—	—	—	(22)	(22)

	675	97	216	(158)	830
Adjustments on equity investees
Inventory purchase accounting	—	—	2	—	2
Long-term incentive plan	—	—	43	—	43
Restructuring costs	—	—	19	—	19
Other expenses	—	—	16	—	16
Unrealized foreign exchange losses (gains)	1	—	(12)	—	(11)

Net adjustments on equity investees	1	—	68	—	69

Adjusted EBITDA	676	97	284	(158)	899

[1]	JV Inkai adjusted EBITDA of $158 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

2026 SECOND QUARTER REPORT 43

For the six months ended June 30, 2025:

		FUEL
($ MILLIONS)	URANIUM[1]	SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes[2]	509	112	64	(294)	391
Depreciation and amortization	123	20	—	4	147
Finance income	—	—	—	(9)	(9)
Finance costs	—	—	—	57	57
Income taxes	—	—	—	124	124

	632	132	64	(118)	710
Adjustments on equity investees
Depreciation and amortization	4	—	192	—	196
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	100	—	100
Income taxes	8	—	29	—	37

Net adjustments on equity investees	11	—	320	—	331

EBITDA	643	132	384	(118)	1,041
Loss on derivatives	—	—	—	(175)	(175)
Other operating income	(7)	—	—	—	(7)
Share-based compensation	—	—	—	37	37
Unrealized foreign exchange losses	—	—	—	67	67

	636	132	384	(189)	963
Adjustments on equity investees
Inventory purchase accounting	—	—	5	—	5
Long-term incentive plan	—	—	20	—	20
Restructuring costs	—	—	26	—	26
Other expenses	—	—	8	—	8
Unrealized foreign exchange losses	5	—	2	—	7

Net adjustments on equity investees	5	—	61	—	66

Adjusted EBITDA	641	132	445	(189)	1,029

[1]	JV Inkai adjusted EBITDA of $114 million is included in the uranium segment. See Financial results by segment - Uranium for reconciliation.
[2]	Westinghouse earnings are after income taxes.

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

44 CAMECO CORPORATION

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the second quarter and first six months of 2026 and 2025.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2026	2025	2026	2025
Cost of product sold	442.2	417.1	838.6	781.1
Add / (subtract)
Royalties	(42.2)	(56.4)	(101.3)	(93.8)
Care and maintenance costs	(15.9)	(14.6)	(32.2)	(28.2)
Maintenance and operational outage costs	(26.6)	(11.6)	(26.6)	(11.6)
Other selling costs	(4.1)	(2.8)	(6.5)	(6.3)
Change in inventories	20.7	(143.3)	(133.0)	(191.1)

Cash costs of production (a)	374.1	188.4	539.0	450.1
Add / (subtract)
Depreciation and amortization	58.4	71.3	115.2	122.8
Care and maintenance costs	(0.4)	(0.1)	(0.7)	(0.2)
Maintenance and operational outage costs	(3.4)	(1.5)	(3.4)	(1.5)
Change in inventories	(11.9)	(16.1)	0.1	(5.6)

Total production costs (b)	416.8	242.0	650.2	565.6

Uranium produced & purchased (million lb) (c)	6.7	5.3	13.1	12.5

Cash costs per pound (a ÷ c)	55.84	35.55	41.15	36.01
Total costs per pound (b ÷ c)	62.21	45.66	49.63	45.25

The following are the non-GAAP measures used in this document.

WESTINGHOUSE ADJUSTED EBITDA MARGIN FOR FUTURE PROJECTS AND NORMALIZED ADJUSTED EBITDA MARGIN FOR FUTURE PROJECTS

Under the headings Westinghouse 2026 Q2 Updates – Illustrative Economics and Assumptions for AP1000 Reactor Development and Westinghouse 2026 Q2 Updates – Illustrative Economics and Assumption for AP300 SMR, we include certain estimates on Westinghouse’s adjusted EBITDA margin for future projects and Westinghouse’s normalized EBITDA margin for future projects. Adjusted EBITDA margin for future projects and normalized EBITDA margin for future projects both are calculated as Westinghouse adjusted EBITDA divided by total revenue. We are unable to provide a reconciliation of Westinghouse’s adjusted EBITDA margin for future projects and normalized EBITDA margin for future projects to the most directly comparable GAAP metric, net income margin, without unreasonable effort due to the inherent uncertainty of forecasting amortization and taxes and other expense items of a non-cash, non-recurring, or other extraordinary nature.

2026 SECOND QUARTER REPORT 45

Additional information

Critical accounting estimates

Due to the nature of our business, we are required to make estimates that affect the amount of assets and liabilities, revenues and expenses, commitments and contingencies we report. We base our estimates on our experience, our best judgment, guidelines established by the Canadian Institute of Mining, Metallurgy and Petroleum and on assumptions we believe are reasonable.

Controls and procedures

As of June 30, 2026, we carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer (CEO) and chief financial officer (CFO), of the effectiveness of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon that evaluation and as of June 30, 2026, the CEO and CFO concluded that:

•

the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under applicable securities laws is recorded, processed, summarized and reported as and when required; and

•	such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2026, that have materially affected, or a reasonably likely to materially affect, our internal control over financial reporting.

46 CAMECO CORPORATION